
11006796

OCEAN SHORE HOLDING CO.

2010 Annual Report


OCEAN SHORE
HOLDING CO.

The People You Trust
at
Ocean Shore Holding Co.

Board of Directors



Standing: **Robert A. Previti Ed.D. (Chairman of the Board), Dorothy F. McCrosson, Steven E. Brady (President and CEO)**
Seated: **John L. Van Duyne, Christopher J. Ford, Dr. Frederick G. Dalzell, Samuel R. Young**


OCEAN SHORE
HOLDING CO.

Dear Fellow Shareholders,



As we entered 2010, many economists expected it would be a year of recovery. While the recession is officially over and the economy saw improvements compared to 2009, the reality is that the US economy is still weak and will take some time to return to sustainable growth. We are encouraged by recent regional developments, particularly in Atlantic City, that offer optimism that 2011 will be a better year for us all.

2010 RESULTS

Profits for the year were $5.4 million, up 29% from $4.2 million in the prior year. We are extremely proud to report that our net income for 2010 represents the Company's best annual performance since becoming a public company in 2004. We finished the year with total equity of $101 million and total assets of $840 million, up 9% over the prior year end. Notwithstanding a challenging operating environment, we succeeded in growing our franchise this year, with asset growth based entirely on growth in customer deposits. Our ability to accomplish meaningful growth in a year of continued economic uncertainty speaks to our dedication to a relationship-building, customer-focused business model. These strong 2010 results are a testament to the recognized value of our community bank model, along with the ongoing support we receive from our customers, investors and the communities we serve.

STRONG ASSET QUALITY AND CAPITAL BASE

We have never wavered from our focus on conservative loan underwriting practices, nor have we offered subprime mortgages or other risky loan products that are not in the best interest of the customer. The Company's experienced lending professionals, who are experts in the market area, strive to provide lending solutions that best meet the customer's needs. Our quality lending practices have served us well, as non-performing assets totaled just 0.79% of assets at December 31, 2010. Over the past five years, actual losses on loans total only $842 thousand, a remarkably low number and a tribute to our conservative lending philosophy.

At year end, the Company's ratio of tangible equity to assets stood at 12.0%. In addition, Ocean City Home Bank's capital ratios for tangible and core capital of 10.4% and risk-based capital of 20.2% are significantly above what is required to be considered "well-capitalized" for regulatory purposes. This position of strength will enable us to continue to expand our business and to seize opportunities, as well as provide a margin of safety should the economy falter.

SALES AND SERVICE

During 2010, we remained steadfastly focused on the business strategy that has served us so well for decades: building long-term relationships with the people who live, work and own businesses in our market areas.

By offering cost-effective and flexible banking products and services designed to fit any lifestyle, we help our busy customers save time and money. Our free, yet benefit-filled checking accounts have attracted many customers from banks who have recently begun charging monthly fees and/or requiring minimum balances.

Our customer service, as well as our banking products, distinguish Ocean City Home Bank from the competition and contribute significantly to our success. We are committed to living up to our tagline, "the bank people trust," by consistently offering a level of service that exceeds our customers' expectations. When we greet our customers by name, utilize our Customer Care Center to promptly answer customer calls, and address questions with speed and accuracy, we accomplish our performance goals, cultivating a level of loyalty that results in life-long customers and a wealth of referrals.

The strategy of anticipating and meeting our customers' needs through superior products and exceeding their expectations through outstanding service has once again proven successful, as our efforts resulted in the opening of over 5,100 new deposit accounts during the year.

Additionally, unlike our competition who sell their loans to larger financial institutions or package them into securities, we retain the servicing on our entire loan portfolio. Our loan servicing team personally handles our customers' loan needs throughout the term, offering customers the assurance that their loans will be managed locally - by the employees that they know and trust.

CONTINUED COMMITMENT TO THE COMMUNITY

Since 1887, Ocean City Home Bank has counted on the community, and the community has counted on the Bank. From serving as the title sponsor of a concert enjoyed by hundreds of families to awarding scholarships that will help deserving students continue their education, we actively look for opportunities to give back to our communities. Some corporations might view this as good business – a way to build a brand and improve customer loyalty. To us, it's not just part of a marketing or retention strategy, it's part of who we are.

We understand that employees play a vital role in the ability to help the community and, as a result, we encourage all our staff members to contribute to the causes that are important to them. Our dress down days, held each Friday, allow employees to make nominal donations in exchange for wearing casual office attire, while our "It pays to give" volunteer program compensates staff members for their volunteer time and offers recognition and rewards for their charitable efforts. I'm pleased to say that in 2010, our employees donated 319 hours and nearly $5,000 of their own funds to worthy causes.

In 2004, we formed the Ocean City Home Charitable Foundation. A combination of cash and Ocean Shore Holding Company stock totaling $2 million was contributed to the Foundation, providing it with an endowment to support charitable causes within the Bank's market area. In 2010, the Foundation made grants totaling $100,000, bringing its six-year donation total to more than $590,000.

SELECT BANK ACQUISITION

In February 2011, we entered into an agreement to acquire Select Bank, a $135 million bank located in Egg Harbor City, New Jersey. The transaction will expand our market presence in Atlantic County, particularly in Egg Harbor City and Hammonton, where we currently do not maintain branches. Following the completion of the transaction and consolidation of overlapping branch offices, the Company will have combined assets of more than $1 billion and a branch network of 12 full service offices. We expect to complete the acquisition in the third quarter of 2011.

SYLVA BERTINI RETIRES

After over 30 years of service to Ocean City Home Bank, Sylva A. Bertini retired at the end of 2010 from the Board of Directors. Prior to joining the Board in 2000, Ms. Bertini served as an officer of the Bank for over 20 years. Many of Ocean City Home Bank's successes can be directly traced back to her efforts and leadership. The Board of Directors, officers and employees, who had the extremely rewarding experience of working with Ms. Bertini, express their gratitude for her years of service and wish her a happy and healthy retirement. We are pleased that Ms. Bertini will continue with us as a member of the Ocean City Home Charitable Foundation's Board of Directors.

WELCOME TO DOROTHY MCCROSSON

It is our pleasure to announce that, effective January 1, 2011, Dorothy F. McCrosson joined the Board of Directors. Ms. McCrosson is currently the managing partner of McCrosson and Stanton, P.C., a general practice law firm located in Ocean City, New Jersey. Ms. McCrosson received her undergraduate degree from Boston College and her Juris Doctorate from Villanova University School of Law. She is currently the President of the Cape May County Bar Foundation, has served as past-President of the Cape May County Bar Association and is the recipient of the 2010 Professional Lawyer of the Year Award for Cape May County. She currently serves as the Solicitor for the City of Ocean City, New Jersey. Ms. McCrosson's experience and expertise will be a welcome addition to our board.

CONCLUSION

We would like to thank our Directors, employees and customers for their support and encouragement. We are grateful for the loyalty of our shareholders and look forward to serving you during 2011 as we continue our efforts to remain the *bank people trust*.

Sincerely,



Steven E. Brady
President and CEO



SELECTED FINANCIAL CONDITION DATA

	At or For the Year Ended December 31,		
	2010	2009	% Change
	(Dollars in thousands)		
Total assets	$839,857	$770,145	9.1%
Investment securities	23,721	29,427	(19.4)
Loans receivable, net	660,340	663,663	(0.5)
Deposits	603,334	537,422	12.3
FHLB advances	110,000	110,000	0.0
Subordinated debt	15,464	15,464	0.0
Stockholder's equity	100,554	97,335	3.3

SELECTED OPERATIONS DATA

	At or For the Year Ended December 31,		
	2010	2009	% Change
	(Dollars in thousands except per share amounts)		
Operating Data			
Net income	$5,444	$4,211	29.3%
Per Share Data			
Earnings per share, basic	$0.80	$0.60	33.3
Earnings per share, diluted	$0.80	$0.59	35.6
Dividends paid per share	$0.24	$0.23	4.3
Average shares outstanding:			
Basic	6,798,317	7,064,161	
Diluted	6,798,317	7,112,526	

SELECTED FINANCIAL RATIOS

	At or For the Year Ended December 31,	
	2010	2009
Selected Performance Ratios:		
Return on average assets	0.66%	0.58%
Return on average equity	5.45%	6.20%
Interest rate spread	3.30%	3.05%
Net interest margin	3.43%	3.32%
Efficiency ratio	64.21%	63.70%
Average equity to average assets	12.17%	12.64%
Asset Quality Ratios:		
Allowance for loan losses as a percent of total loans	0.60%	0.52%
Allowance for loan losses as a percent of nonperforming loans	76.4%	188.4%
Non-performing loans as a percent of total loans	0.79%	0.28%
Non-performing assets as a percent of total assets	0.63%	0.25%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-53856

OCEAN SHORE HOLDING CO.

(Exact name of registrant as specified in its charter)

NEW JERSEY	**80-0282446**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1001 Asbury Avenue, Ocean City, New Jersey	**08226**
(Address of principal executive offices)	**(Zip Code)**



Received SEC
APR 15 2011
Washington, DC 20549

Registrant's telephone number, including area code: (609) 399-0012

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer" "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates as of June 30, 2010 was $68,579,123, based on a closing price of $10.50.

The number of shares outstanding of the registrant's common stock as of March 15, 2011 was 7,296,780.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

INDEX

This report contains forward-looking statements, which may include expectations for our operations and business and our assumptions for those expectations. Do not unduly rely on forward-looking statements. Actual results may differ materially from our forward-looking statements due to several factors. Some of these factors are described in Management's Discussion and Analysis of Financial Condition and Results of Operations. For a discussion of other factors, refer to the "Risk Factors" section in this report.

PART I

Item 1. BUSINESS

General

Ocean Shore Holding Co. ("Ocean Shore Holding" or the "Company") is the holding company for Ocean City Home Bank (the "Bank"). The Company's assets consist of its investment in Ocean City Home Bank and its liquid investments. The Company is primarily engaged in the business of directing, planning, and coordinating the business activities of the Bank. The Company's most significant asset is its investment in the Bank.

Ocean City Home Bank is a federally chartered savings bank. The Bank operates as a community-oriented financial institution offering a wide range of financial services to consumers and businesses in our market area. The Bank attracts deposits from the general public, small businesses and municipalities and uses those funds to originate a variety of consumer and commercial loans, which we hold primarily for investment.

Our Web site address is www.ochome.com. We make available on our Web site, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Information on our Web site should not be considered a part of this Form 10-K.

Market Area

We are headquartered in Ocean City, New Jersey, and serve the southern New Jersey shore communities through a total of ten full service offices, of which eight are located in Atlantic County and two in Cape May County. Our markets are in the southeastern corner of New Jersey, approximately 65 miles east of Philadelphia and 130 miles south of New York.

The economy of Atlantic County is dominated by the service sector, of which the gaming industry in nearby Atlantic City is the primary employer. The national economic downturn that began in 2007 has negatively impacted the gaming industry. Several large construction projects were put on hold and the gaming industry has experienced a significant reduction in employment. The outlook brightened in 2010, as one large project secured the necessary financing to complete construction and two significant properties were sold to stronger operators. While Ocean City Home Bank is not engaged in lending to the casino industry, the employment or businesses of many of Ocean City Home Bank's customers directly or indirectly benefit from the industry. Although we have not experienced a significant impact from the downturn in the gaming industry, evidence of the general economic downturn is reflected in the increased level of classified assets, nonperforming loans and charge-offs in our loan portfolio.

The economy of Cape May County is dominated by the tourism industry, as the county's shore area has been a summer vacation destination for over 100 years. Many visitors maintain second homes in the area which are used seasonally, and there is an active rental market as well as hotels and motels serving other visitors to the area.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from non-depository financial service companies that have entered the mortgage market, such as insurance companies, securities companies and specialty finance companies.

Several large banks operate in our market area, including Bank of America, PNC Bank, Wachovia (now owned by Wells Fargo & Company), and TD Bank (formerly Commerce Bank). These institutions are significantly larger than us and, therefore, have significantly greater resources. According to data provided by the Federal Deposit Insurance Corporation, as of June 30, 2010, we had a deposit market share of 7.2% in Atlantic County, which represented the 6th largest deposit market share out of 16 banks with offices in the county. In Cape May County, at that same date we had a deposit market share of 8.9%, which represented the 6th largest market share out of 14 banks with offices in the county.

We expect competition to remain intense in the future as a result of continuing legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

One- to Four-Family Residential Loans. Our primary lending activity is the origination of mortgage loans to enable borrowers to purchase or refinance existing homes in our market area. We offer fixed-rate and adjustable-rate mortgage loans with terms up to 40 years. Interest rates and payments on our adjustable-rate mortgage loans generally adjust periodically after an initial fixed period that ranges from one to 10 years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate typically equal to 2.75% to 3.25% above the one-, three- or ten-year constant maturity Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 1 or 2% per adjustment period and the lifetime interest rate cap is generally 5 or 6% over the initial interest rate of the loan.

Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the initial period interest rates and loan fees for adjustable-rate loans. The relative amount of fixed and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

In order to attract borrowers, we have developed products and policies to provide flexibility in times of changing interest rates. For example, some of our adjustable-rate loans permit the borrower to convert the loan to a fixed-rate loan. In addition, for a fixed fee plus a percentage of the loan amount, we will allow the borrower to modify a loan's interest rate, term or program to equal the current rate for the desired loan product. We also offer loans that require the payment of interest only for a period of years.

While one- to four-family residential real estate loans are normally originated with up to 40-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers will prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

Because of our location on the South Jersey shore, many of the properties securing our residential mortgages are second homes or rental properties. At December 31, 2010, 38.6% of our one- to four-family mortgage loans were secured by second homes and 11.5% were secured by rental properties. If the property is a second home, our underwriting emphasizes the borrower's ability to repay the loan out of current income. If the property is a rental property, we focus on the anticipated income from the property. Interest rates on loans secured by rental properties are typically 1/2% higher than comparable loans secured by primary or secondary residences. Although the industry generally considers mortgage loans secured by rental properties or second homes to have a higher risk of default than mortgage loans secured by the borrower's primary residence, we generally have not experienced credit problems on these types of loans.

We generally do not make conventional loans with loan-to-value ratios exceeding 95% and generally make loans with a loan-to-value ratio in excess of 80% only when secured by first and/or second liens on owner-occupied one- to four-family residences or private mortgage insurance. When the residence securing the loan is not the borrower's primary residence, loan-to-value ratios are limited to 80% when secured by a first lien or 90% when secured by a first and second lien or private mortgage insurance. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance for loans on property located in a flood zone, before closing the loan.

In an effort to provide financing for low and moderate income and first-time buyers, we offer special home buyers programs. We offer adjustable-rate residential mortgage loans through these programs to qualified individuals and originate the loans using modified underwriting guidelines, including reduced fees and loan conditions.

We have not originated subprime loans (i.e., mortgage loans aimed at borrowers who do not qualify for market interest rates because of problems with their credit history). We briefly offered "alt-A" loans (i.e., mortgage loans aimed at borrowers with better credit scores who borrow with alternative documentation such as little or no verification of income), but have discontinued that practice and have few such loans in our portfolio.

Commercial and Multi-Family Real Estate Loans. We offer fixed-rate and adjustable-rate mortgage loans secured by commercial real estate. In the past, we originated loans secured by multi-family properties and we still have a few in our portfolio. Our commercial real estate loans are generally secured by condominiums, small office buildings and owner-occupied commercial properties located in our market area.

We originate fixed-rate and adjustable-rate commercial real estate loans for terms up to 20 years. Interest rates and payments on adjustable-rate loans typically adjust every five years after a five-year initial fixed period to a rate typically 3 to 4% above the five-year constant maturity Treasury index. In some instances, there are adjustment period or lifetime interest rate caps. Loans are secured by first mortgages and amounts generally do not exceed 80% of the property's appraised value.

In reaching a decision on whether to make a commercial real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, we will also consider the term of the lease and the nature and financial strength of the tenants. We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25x. Environmental surveys are generally required for commercial real estate loans of $500,000 or more.

Construction Loans. We originate loans to individuals and, to a lesser extent, builders to finance the construction of residential dwellings. We also make construction loans for commercial development projects, including condominiums, apartment buildings and owner-occupied properties used for businesses. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 months. At the end of the construction phase, the loan generally converts to a permanent mortgage loan. Loans generally can be made with a maximum loan-to-value ratio of 90% on residential construction and 80% on commercial construction. Before making a commitment to fund a residential construction loan, we require an appraisal of the property by an independent licensed appraiser. We also require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial Loans. We make commercial business loans to a variety of professionals, sole proprietorships and small businesses in our market area. We offer term loans for capital improvements, equipment acquisition and long-term working capital. These loans are secured by business assets other than real estate, such as business equipment and inventory, and are originated with maximum loan-to-value ratios of 80%. We originate lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases. We also offer time notes, letters of credit and loans guaranteed by the Small Business Administration. Time notes are short-term loans and will only be granted on the basis of a defined source of repayment of principal and interest from a specific foreseeable event.

When making commercial business loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. At December 31, 2010, nearly all of our consumer loans were home equity loans or lines of credit. The small remainder of our consumer loan portfolio consisted of loans secured by passbook or certificate accounts, secured and unsecured personal loans and home improvement loans.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. Home equity lines of credit have adjustable rates of interest that are indexed to the prime rate as reported in *The Wall Street Journal*. In response to the current low interest rate environment, in 2009 we introduced a rate floor of 4 ½% on new and renewed lines of credit. Home equity loans are fixed-rate loans. We offer home equity loans with a maximum combined loan-to-value ratio at underwriting of 90% and lines of credit with a maximum loan-to-value ratio of 80%. A home equity line of credit may be drawn down by the borrower for an initial period of ten years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only interest. After the initial draw period, the line of credit is frozen and the amount outstanding must be repaid over the remaining ten years of the loan term.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than residential mortgage loans. Of primary concern in commercial real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on the successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate loans.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value that is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Home equity and home improvement loans are generally subject to the same risks as residential mortgage loans. Other consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. We have a good working relationship with many realtors in our market area and employ three account executives solely for the purpose of soliciting loans. Our Web site accepts on-line applications and branch personnel are trained to take applications. We also employ three commercial loan officers.

We generally originate loans for portfolio but from time to time will sell residential mortgage loans in the secondary market. Our decision to sell loans is based on prevailing market interest rate conditions and interest rate risk management. We sold no loans in the years ended December 31, 2010, 2009 and 2008. At December 31, 2010, we had no loans held for sale.

In 2007, we established a relationship with a local mortgage broker through which we purchase loans. All loans purchased through this channel are underwritten by us. During 2010, $714 thousand in loans were purchased under this arrangement. At December 31, 2010, purchased loans totaled $8.3 million.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted loan approval authority to certain officers up to prescribed limits, depending on the officer's experience and tenure. The Chief Executive Officer or Chief Lending Officer may combine their lending authority with that of one or more other officers. All extensions of credit that exceed $1.0 million in the aggregate require the approval or ratification of the board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited, by regulation, to 15% of our stated capital and reserves. At December 31, 2010, our regulatory limit on loans to one borrower was $13.0 million. At that date, our largest lending relationship was $3.9 million and included three commercial loans secured by commercial real estate located in Atlantic County, New Jersey, all of which were performing according to their original repayment terms at December 31, 2010.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Commitments, excluding lines and letters of credit, as of December 31, 2010 totaled $15.0 million.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of New York stock. While we have the authority under applicable law and our investment policies to invest in derivative securities, we had no such investments at December 31, 2010.

Our investment objectives are to provide and maintain liquidity, to provide collateral for pledging requirements, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of the investment policy and appointment of the Investment Committee. The Investment Committee consists of the Chief Executive Officer and Chief Financial Officer. The Investment Committee is responsible for implementation of the investment policy and monitoring our investment performance. Individual investment transactions are reviewed and approved by the board of directors on a monthly basis, while portfolio composition and performance are reviewed at least quarterly by the Investment Committee.

At December 31, 2010, 66.9% of our investment portfolio consisted of mortgage-backed securities issued primarily by government sponsored enterprises ("GSE") Fannie Mae, Freddie Mac and Ginnie Mae. None of our mortgage-backed securities had underlying collateral that would be considered subprime (i.e., mortgage loans advanced to borrowers who do not qualify for market interest rates because of problems with their credit history). All mortgage-backed securities owned by us as of December 31, 2010 possessed the highest possible investment credit rating at that date.

The remainder of the portfolio consisted primarily of corporate securities, U.S. agency securities and municipal securities. As of December 31, 2010, our investment portfolio included six corporate debt securities with a book value of $8.2 million and an estimated fair value of $6.4 million. Also included in the investment portfolio at December 31, 2010 were two pooled trust preferred securities with a book value of $0 (after impairment charges of $3.0 million) and an estimated fair value of $0. Management reviews the investment portfolio on a periodic basis to determine the cause of declines in the fair value of each security. We determine whether the unrealized losses are temporary in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures* and FASB ASC 320-10, *Investments – Debt and Equity Securities*. Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. The Company determines whether the unrealized losses are temporary in accordance with FASB ASC 325-40, when applicable, and FASB ASC 320-10. The evaluation is based upon factors such as the creditworthiness of the issuers/guarantors, the underlying collateral, if applicable, and the continuing performance of the securities. Management also evaluates other facts and circumstances that may be indicative of an OTTI condition. This includes, but is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost, and near-term prospects of the issuer. Management performed its evaluation of investment securities on a quarterly basis and concluded at December 31, 2009 the amount of $1.1 million of pooled trust preferred securities classified as available for sale was deemed to be OTTI. Management concluded that the entire amount was attributable to credit related factors and, therefore, is reflected in earnings as of December 31, 2009. These securities are held in our available for sale portfolio at an estimated fair value of $0. The decision to record these non-cash, other-than-temporary impairment charges was due to the significant decline in the market value of these securities, which resulted from deterioration in the credit quality of the underlying collateral of the security indicating a probable shortfall in the distributions of the pool.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New Jersey. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including noninterest-bearing demand accounts (such as money market accounts), regular savings accounts and certificates of deposit. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates on certificates of deposit and stress our high level of service and technology. At December 31, 2010, we did not have any brokered deposits.

In addition to accounts for individuals, we also offer a variety of deposit accounts designed for the businesses operating in our market area. Our business banking deposit products include commercial checking accounts, a sweep account, and special accounts for realtors, attorneys and non-profit organizations. The promotion of commercial deposit accounts is an important part of our effort to increase our core deposits and reduce our funding costs. At December 31, 2010, commercial deposits totaled $121.1 million, or 20.1% of total deposits.

Since 1996, we have offered deposit services to municipalities and local school boards in our market area. At December 31, 2010, we had $108.6 million in deposits from 7 municipalities and 17 school boards, all in the form of checking accounts. We emphasize high levels of service in order to attract and retain these accounts. Municipal deposit accounts differ from business accounts in that we pay interest on those deposits and we pledge collateral (typically investment securities), in accordance with the requirements of New Jersey's Governmental Unit Deposit Protection Act, with the New Jersey Department of Banking to secure the portion of the deposits that are not covered by federal deposit insurance. Unlike time deposits by municipalities, which often move from bank to bank in search of the highest available rate, checking accounts tend to be stable relationships.

Borrowings. We utilize advances from the Federal Home Loan Bank of New York and securities sold under agreements to repurchase to supplement our supply of investable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. Under its current credit policies, the Federal Home Loan Bank generally limits advances to 30% of a member's assets using mortgage collateral and an additional 20% using pledged securities for a total maximum indebtedness of 50% of assets. The Federal Home Loan Bank determines specific lines of credit for each member institution.

Subordinated Debt. In 1998, Ocean Shore Capital Trust I, a business trust formed by us, issued $15.0 million of preferred securities in a private placement and issued approximately $464 thousand of common securities to Ocean Shore Holding. Ocean Shore Capital Trust I used the proceeds of these issuances to purchase $15.5 million of our junior subordinated deferrable interest debentures. The interest rate on the debentures and the preferred trust securities is 8.67%. The debentures are the sole assets of Ocean Shore Capital Trust I and are subordinate to all of our existing and future obligations for borrowed money, our obligations under letters of credit and any guarantees by us of any such obligations. The stated maturity of the debentures is July 15, 2028. The debentures are subject to redemption at various prices at the option of Ocean Shore Holding, subject to prior regulatory approval, in whole or in part after July 15, 2008.

Personnel

As of December 31, 2010, we had 137 full-time employees and 31 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

Ocean Shore Holding's only subsidiary is Ocean City Home Bank.

Ocean City Home Bank's only active subsidiary is Seashore Financial Services, LLC. Seashore Financial Services receives commissions from referrals for the sale of insurance and investment products.

REGULATION AND SUPERVISION

General

As a savings and loan holding company, Ocean Shore Holding is required by federal law to report to, and otherwise comply with the rules and regulations of, the Office of Thrift Supervision. Ocean City Home Bank, as an insured federal savings association, is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as the deposit insurer.

Ocean City Home Bank is a member of the Federal Home Loan Bank System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Ocean City Home Bank must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition and obtain regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings associations. The Office of Thrift Supervision and/or the Federal Deposit Insurance Corporation conduct periodic examinations to test Ocean City Home Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on Ocean Shore Holding, Ocean City Home Bank and their operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted on July 21, 2010, provides for the regulation and supervision of federal savings institutions like Ocean City Home Bank to be transferred from the Office of Thrift Supervision to the Office of the Comptroller of the Currency, the agency that regulates national banks. The Office of the Comptroller of the Currency will assume primary responsibility for examining Ocean City Home Bank and implementing and enforcing many of the laws and regulations applicable to federal savings institutions, as the Office of Thrift Supervision will be eliminated. The transfer will occur over a transition period of up to one year from enactment of the Dodd-Frank Act, subject to a possible six month extension. At the same time, the responsibility for supervising and regulating savings and loan holding companies, such as Ocean Shore Holding, will be transferred to the Federal Reserve Board. The Dodd-Frank Act also provides for the creation of a new agency, the Consumer Financial Protection Bureau, as an independent bureau of the Federal Reserve Board, to take over the implementation of federal consumer financial protection and fair lending laws from the depository institution regulators. However, institutions of $10 billion or fewer in assets will continue to be examined for compliance with such laws and regulations by, and subject to the enforcement authority of, their primary federal regulator rather than the Consumer Financial Protection Bureau.

Certain regulatory requirements applicable to Ocean City Home Bank and Ocean Shore Holding are referred to below or elsewhere herein. The summary of statutory provisions and regulations applicable to savings associations and their holding companies set forth below or elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on Ocean City Home Bank and Ocean Shore Holding and is qualified in its entirety by reference to the actual laws and regulations.

Holding Company Regulation

Ocean Shore Holding is a unitary savings and loan holding company within the meaning of federal law. As a unitary savings and loan holding company that was in existence prior to May 4, 1999, Ocean Shore Holding is generally not restricted as to the types of business activities in which it may engage, provided that Ocean City Home Bank continues to be a qualified thrift lender. See *"Federal Savings Association Regulation-QTL Test."* No company may acquire control of a savings association unless that company engages only in the financial activities permitted for financial holding companies under the law (which includes those permitted for bank holding companies) or for multiple savings and loan holding companies as described below. Upon any non-supervisory acquisition by Ocean Shore Holding of another savings association or savings bank that meets the qualified thrift lender test and is deemed to be a savings association by the Office of Thrift Supervision, Ocean Shore Holding would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies, subject to the prior approval of the Office of Thrift Supervision, and certain activities authorized by Office of Thrift Supervision regulation. The Office of Thrift Supervision has issued an interpretation concluding that multiple savings and loan holding companies may also engage in activities permitted for financial holding companies.

As part of the Dodd-Frank Act regulatory restructuring, the Office of Thrift Supervision's authority over savings and loan holding companies will be transferred to the Federal Reserve Board of Governors, which is the agency that regulates bank holding companies. That will occur one year from the July 21, 2010 enactment date of Dodd-Frank, subject to a possible six month extension.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings association or savings and loan holding company without prior written approval of the Office of Thrift Supervision and from acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. There is a five-year transition period before the capital requirements will apply to savings and loan holding companies. Instruments such as cumulative preferred stock and trust preferred securities will not be includable as Tier 1 capital, except that instruments issued before May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. The Dodd-Frank Act also extends the "source of strength" doctrine to savings and loan holding companies. The regulatory agencies must issue regulations requiring that all bank and savings and loan holding companies serve as a source of strength to their subsidiary depository institutions, which will require holding companies to provide capital and other support to their subsidiary institutions in times of financial distress.

Ocean City Home must notify the Office of Thrift Supervision 30 days before declaring any dividend to the Company. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution

Acquisition of the Company. Under the Federal Change in Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company or savings association), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. A change of control may occur, and prior notice is required, upon the acquisition of 10% or more of Ocean Shore Holding's outstanding voting stock, unless the Office of Thrift Supervision has found that the acquisition will not result in a change of control of Ocean Shore Holding. A change in control definitively occurs upon the acquisition of 25% or more of Ocean Shore Holding's outstanding voting stock. Under the Change in Control Act, the Office of Thrift Supervision generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Association Regulation

Business Activities. The activities of federal savings associations are governed by federal law and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal associations may engage. In particular, certain lending authority for federal associations, *e.g.*, commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

The Dodd-Frank Act authorizes depository institutions to pay interest on business demand deposits effective July 31, 2011. Depending upon competitive responses, that change could have an adverse impact on the Bank's interest expense.

Capital Requirements. The Office of Thrift Supervision capital regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio; a 4% tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system); and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest CAMELS rating) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital, less certain specified deductions from total capital such as reciprocal holdings of depository institution capital instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, as assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2010, Ocean City Home Bank met each of its capital requirements.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings association that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings association that has a total risk-based capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings association that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings association is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital requirements. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

Insurance of Deposit Accounts. Ocean City Home Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. Under the Federal Deposit Insurance Corporation's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned, and certain potential adjustments established by Federal Deposit Insurance Corporation regulations. Assessment rates currently range from seven to 77.5 basis points of assessable deposits. The Federal Deposit Insurance may adjust the scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment. The Dodd-Frank Act requires the Federal Deposit Insurance Corporation to revise its procedures to base its assessments upon total assets less tangible equity instead of deposits. The Federal Deposit Insurance Corporation has issued a proposed rule that if finalized, could implement that change beginning the second quarter of 2011. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 31, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings is recorded for each regular assessment with an offsetting credit to the prepaid asset.

Deposit insurance per account owner is currently $250,000. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until June 30, 2010, subsequently extended to December 31, 2010. Ocean City Home Bank opted to participate in the unlimited noninterest- bearing transaction account coverage. The Dodd-Frank Act extended the unlimited coverage for certain noninterest-bearing transaction accounts until December 31, 2012.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Ocean City Home Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. The management of Ocean City Home Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings associations are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test. Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities, but also defined to include education, credit card and small business loans) in at least 9 months out of each 12 month period.

A savings association that fails the qualified thrift lender test is subject to certain operating restrictions, including dividend limitations. The Dodd-Frank Act made noncompliance with the QTL test subject to agency enforcement action as a violation of law. As of December 31, 2010, Ocean City Home Bank maintained 86.2% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the Office of Thrift Supervision is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like Ocean City Home Bank, it is a subsidiary of a holding company. In the event Ocean City Home Bank's capital fell below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, Ocean City Home Bank's ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the Office of Thrift Supervision determines that such distribution would constitute an unsafe or unsound practice.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness in various areas such as internal controls and information systems, internal audit, loan documentation and credit underwriting, interest rate exposure, asset growth and quality, earnings and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings association fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

Transactions with Related Parties. Ocean City Home Bank's authority to engage in transactions with "affiliates" (*e.g.*, any entity that controls or is under common control with Ocean City Home Bank including Ocean Shore Holding and its other subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings association. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must generally be on terms and under circumstances that are at least as favorable to the association as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings association may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes Oxley Act of 2002 generally prohibits loans by Ocean Shore Holding to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, Ocean City Home Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such person's control, is limited. The laws restrict both the individual and aggregate amount of loans that Ocean City Home Bank may make to insiders based, in part, on Ocean City Home Bank's capital position and requires that certain board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional limitations based on the type of loan involved.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over savings associations and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings association. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations. The Office of the Comptroller of the Currency will be assuming the Office of Thrift Supervision's enforcement authority over federal savings associations.

Assessments. Savings associations are required to pay assessments to the Office of Thrift Supervision to fund the agency's operations. The general assessments, paid on a semi-annual basis (including consolidated subsidiaries), are computed based upon the savings association's total assets, financial condition and complexity of its portfolio. Similar to the Office of Thrift Supervision, the Office of the Comptroller of the Currency also funds its operations through assessments on institutions that it regulates.

Federal Home Loan Bank System

Ocean City Home Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Ocean City Home Bank, as a member of the Federal Home Loan Bank, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Ocean City Home Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2010 of $6.3 million.

The Federal Home Loan Banks have been required to provide funds for the resolution of insolvent thrifts in the late 1980s and contribute funds for affordable housing programs. These and similar requirements, and general financial results, could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, Ocean City Home Bank's net interest income would likely also be reduced.

Federal Reserve System

The Federal Reserve Board regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). For 2010, the regulations provided that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio was assessed on net transaction accounts up to and including $55.2 million; a 10% reserve ratio was applied above $55.2 million. The first $10.7 million of otherwise reservable balances were exempted from the reserve requirements. These amounts are adjusted annually and, for 2011, require a 3% ratio for up to $55.8 million and an exemption of $10.7 million. Ocean City Home Bank complies with the foregoing requirements.

In October 2008, the Federal Reserve Board began paying interest on certain reserve balances.

EXECUTIVE OFFICERS OF THE REGISTRANT

The Board of Directors annually elects the executive officers of Ocean Shore Holding and Ocean City Home Bank, who serve at the Board's discretion. Our executive officers are:

Name	Position
Steven E. Brady	President and Chief Executive Officer of Ocean Shore Holding and Ocean City Home Bank
Anthony J. Rizzotte	Executive Vice President of Ocean Shore Holding and Executive Vice President and Chief Lending Officer of Ocean City Home Bank
Kim Davidson	Executive Vice President of Ocean City Home Bank and Corporate Secretary of Ocean Shore Holding and Ocean City Home Bank
Janet Bossi	Senior Vice President of Loan Administration of Ocean City Home Bank
Paul Esposito	Senior Vice President of Operations of Ocean City Home Bank
Donald F. Morgenweck	Senior Vice President and Chief Financial Officer of Ocean Shore Holding and Ocean City Home Bank

Below is information regarding our executive officers who are not also directors. Each executive officer has held his or her current position for at least the last five years. Ages presented are as of December 31, 2010.

Anthony J. Rizzotte has been Executive Vice President and Chief Lending Officer of Ocean City Home Bank and Vice President of Ocean Shore Holding since 1991. Mr. Rizzotte was named Executive Vice President of Ocean Shore Holding in 2004. Age 55.

Kim Davidson has been the Executive Vice President of Ocean City Home Bank since 2005, prior to which she served as the Senior Vice President of Business Development of Ocean City Home Bank since 2001. She has also served as the Corporate Secretary of Ocean Shore Holding and Ocean City Home Bank since 2004. Prior to becoming a senior vice president, Ms. Davidson was a vice president of Ocean City Home Bank. Age 50.

Janet Bossi has been the Senior Vice President of Loan Administration of Ocean City Home Bank since 2002. Prior to becoming a senior vice president, Ms. Bossi was a vice president of Ocean City Home Bank. Age 44.

Paul Esposito has been the Senior Vice President of Operations of Ocean City Home Bank since 1999. Prior to becoming a senior vice president, Mr. Esposito was a vice president of Ocean City Home Bank. Age 61.

Donald F. Morgenweck has been Senior Vice President and Chief Financial Officer of Ocean City Home Bank and Vice President of Ocean Shore Holding since March 2001. Mr. Morgenweck was named Senior Vice President and Chief Financial Officer of Ocean Shore Holding in 2004. Prior to joining Ocean City Home Bank, Mr. Morgenweck was a Vice President at Summit Bank. Age 56.

ITEM 1A. RISK FACTORS

The economic recession could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally and in our market area in particular. The national economy has recently experienced a recession, with rising unemployment levels, declines in real estate values and an erosion in consumer confidence. Dramatic declines in the U.S. housing market over the past few years, with falling home prices and increasing foreclosures, have negatively affected the performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. At the onset of the recession, New Jersey and our local market area did not experience a significant downturn. However, as the economic downturn has persisted, our local economy is mirroring the overall economy. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Nearly all of our loans are secured by real estate or made to businesses in Atlantic or Cape May Counties in New Jersey. As a result of this concentration, a prolonged or more severe downturn in the local economy, which is heavily dependent on the gaming and tourism industries, could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would hurt our earnings. The economic downturn could also result in reduced demand for credit or fee-based products and services, which would hurt our revenues.

Our emphasis on residential mortgage loans exposes us to a risk of loss due to a decline in property values.

At December 31, 2010, $514.9 million, or 77.8%, of our loan portfolio consisted of one- to four-family residential mortgage loans, and $57.1 million, or 5.9%, of our loan portfolio consisted of home equity loans. Recent declines in the housing market have resulted in declines in real estate values in our market areas. These declines in real estate values could cause some of our mortgage and home equity loans to be inadequately collateralized, which would expose us to a greater risk of loss in the event that we seek to recover on defaulted loans by selling the real estate collateral. Because of our location on the South Jersey shore, many of the properties securing our residential mortgages are second homes or rental properties. At December 31, 2010, 38.6% of our one- to four-family mortgage loans were secured by second homes and 11.5% were secured by rental properties. These loans generally are considered to be more risky than loans secured by the borrower's permanent residence, since the borrower is typically dependent upon rental income to meet debt service requirements, in the case of a rental property, and when in financial difficulty is more likely to make payments on the loan secured by the borrower's primary residence before a vacation home.

Commercial lending may expose us to increased lending risks.

At December 31, 2010, $55.2 million, or 8.4%, of our loan portfolio consisted of commercial and multi-family real estate loans, commercial construction loans and commercial business loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Higher loan losses could require us to increase our allowance for loan losses through a charge to earnings.

When we loan money we incur the risk that our borrowers do not repay their loans. We reserve for loan losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of loan losses inherent in our loan portfolio. The process for determining the amount of the allowance is critical to our financial results and condition. It requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might underestimate the loan losses inherent in our loan portfolio and have loan losses in excess of the amount reserved. We might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable-rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. The recent decline in the national economy and the local economies of the areas in which our loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss provisions in future periods. In addition, our determination as to the amount of our allowance for loan losses is subject to review by our primary regulator, the Office of Thrift Supervision, as part of its examination process, which may result in the establishment of an additional allowance based upon the judgment of the Office of Thrift Supervision after a review of the information available at the time of its examination. Our allowance for loan losses amounted to 0.60% of total loans outstanding and 77.1% of nonperforming loans at December 31, 2010. Our allowance for loan losses at December 31, 2010, may not be sufficient to cover future loan losses. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

If we conclude that the decline in value of any of our investment securities is other than temporary, we are required to write down the value of that security through a charge to earnings.

We evaluate our securities portfolio for other-than-temporary impairment throughout the year. Each investment that has a fair value less than book value is reviewed on a quarterly basis. An impairment charge is recorded against individual securities if management's review concludes that the decline in value is other than temporary. As of December 31, 2010, our investment portfolio included six corporate debt securities with a book value of $8.2 million and an estimated fair value of $6.4 million. Changes in the expected cash flows of these securities and/or prolonged price declines may result in our concluding in future periods that the impairment of these securities is other than temporary, which would require a charge to earnings to write down the value of these securities. At December 31, 2010, we had an investment of $6.3 million in capital stock of the Federal Home Loan Bank of New York. If the Federal Home Loan Bank of New York is unable to meet minimum regulatory capital requirements or is required to aid the remaining Federal Home Loan Banks, our holding of Federal Home Loan Bank stock may be determined to be other than temporarily impaired and may require a charge to our earnings, which could have a material impact on our financial condition, results of operations and cash flows. Any charges for other-than-temporary impairment would not impact cash flow, tangible capital or liquidity.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased Federal Deposit Insurance Corporation resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the Federal Deposit Insurance Corporation has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the Federal Deposit Insurance Corporation imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $324 thousand. In lieu of imposing an additional special assessment, the Federal Deposit Insurance Corporation required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $2.7 million. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

Changes in interest rates could reduce our net interest income and earnings.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest spread and, as a result, our net interest income and net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

Strong competition within our market area could reduce our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2010, which is the most recent date for which information is available, we held 7.2% of the deposits in Atlantic County, New Jersey, which was the 6th largest share of deposits out of 16 financial institutions with offices in the county, and 8.9% of the deposits in Cape May County, New Jersey, which was the 6th largest share of deposits out of 14 financial institutions with offices in the county. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our primary federal regulator, and by the Federal Deposit Insurance Corporation, as our insurer of our deposits. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Ocean City Home Bank rather than for holders of our common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Recently enacted regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision, which currently regulates Ocean City Home Bank, will be merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies, including Ocean City Home, will be regulated by the Board of Governors of the Federal Reserve System. The Dodd-Frank Act also creates a new federal agency to administer consumer protection and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions will be reduced as well, and State Attorneys General will have greater authority to bring a suit against a federally chartered institution, such as Ocean City Home Bank, for violations of certain state and federal consumer protection laws. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company level and invest the proceeds from such borrowings as capital in Ocean City Home Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We currently conduct business through our ten full-service banking offices in Ocean City, Marmora, Linwood, Ventnor, Egg Harbor Township, Absecon, Northfield, Margate City, Mays Landing and Galloway, New Jersey. We own all of our offices, except for those in Absecon and Northfield. The lease for our Absecon office expires in 2011 and has an option for an additional five years. The lease for our Northfield office expired in 2010 and has an option for an additional one year. The net book value of the land, buildings, furniture, fixtures and equipment owned by us was $12.9 million at December 31, 2010.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. [RESERVED]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the Nasdaq Global Market ("NASDAQ") under the trading symbol "OSHC." The following table sets forth the high and low sales prices of the common stock and dividends paid per share for the years ended December 31, 2010 and 2009. Share price and dividend information has been adjusted to reflect the exchange of the old Ocean Shore Holding Co. common stock for 0.8793 shares of the Company's common stock on December 18, 2009. See Item 1, *"Business—Regulation and Supervision—Limitation on Capital Distributions"* and note 10 in the notes to the consolidated financial statements for more information relating to restrictions on dividends.

	High	Low	Dividends Paid Per Share
Year Ended December 31, 2010:			
Fourth Quarter	$11.98	$10.42	$0.06
Third Quarter	11.66	10.15	0.06
Second Quarter	11.60	10.20	0.06
First Quarter	11.69	8.90	0.06
Year Ended December 31, 2009:			
Fourth Quarter	$ 9.66	$ 7.68	$0.06
Third Quarter	9.37	7.68	0.06
Second Quarter	10.46	7.68	0.06
First Quarter	8.63	6.65	0.06

As of March 16, 2011, there were approximately 801 holders of record of the Company's common stock.

Purchases of Equity Securities by the Issuer and Affliated Purchases During the 4th Quarter of 2010

The Company did not repurchase any of its common stock during the quarter ended December 31, 2010 and did not have any outstanding repurchase authorizations.

ITEM 6. SELECTED FINANCIAL DATA

	At or For the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share amounts)				
Financial Condition Data:					
Total assets	$ 839,857	$ 770,145	$ 678,474	$ 629,523	$ 562,260
Investment securities	23,721	29,427	37,405	58,916	68,131
Loans receivable, net	660,340	663,663	594,452	528,058	433,342
Deposits	603,334	537,422	455,955	415,231	417,024
Borrowings	125,464	125,464	149,264	143,694	76,554
Total equity	100,554	97,335	64,387	63,047	62,551
Operating Data:					
Interest and dividend income	$ 37,716	$ 37,225	$ 35,919	$ 32,619	$ 29,839
Interest expense	13,829	15,038	17,093	17,481	14,620
Net interest income	23,887	22,187	18,826	15,138	15,219
Provision for loan losses	892	1,251	373	261	300
Net interest income after provision for loan losses	22,995	20,936	18,453	14,877	14,919
Other income	3,403	3,101	2,768	2,622	2,331
Impairment charge on AFS securities	—	(1,077)	(2,235)	—	—
Other expenses	17,523	16,134	14,265	13,069	12,806
Income before taxes	8,875	6,826	4,721	4,430	4,445
Provision for income taxes	3,431	2,615	1,792	1,639	1,296
Net income	$ 5,444	$ 4,211	$ 2,929	$ 2,791	$ 3,149
Per Share Data*:					
Earnings per share, basic	$ 0.80	$ 0.60	$ 0.42	$ 0.39	$ 0.43
Earnings per share, diluted	$ 0.80	$ 0.59	$ 0.41	$ 0.39	$ 0.43
Dividends per share	0.24	0.23	0.17	—	—
Weighted average shares—basic	6,798,317	7,064,161	7,039,134	7,126,175	7,262,555
Weighted average shares—diluted	6,798,317	7,112,526	7,117,657	7,234,092	7,395,046

* Earnings per share, dividends per share and average common shares have been adjusted where appropriate to reflect the impact of the second-step conversion and reorganization of the Company, which occurred on December 18, 2009.

	At or For the Year Ended December 31,				
	2010	2009	2008	2007	2006
Performance Ratios:					
Return on average assets	0.66%	0.58%	0.44%	0.47%	0.56%
Return on average equity	5.45	6.20	4.55	4.42	5.08
Interest rate spread (1)	3.30	3.05	2.70	2.40	2.56
Net interest margin (2)	3.43	3.32	3.07	2.78	2.94
Noninterest expense to average assets	2.13	2.15	2.15	2.22	2.30
Efficiency ratio (3)	64.21	63.70	65.90	73.59	72.97
Average interest-earning assets to average interest-bearing liabilities	106.68	112.40	113.14	111.79	113.51
Average equity to average assets	12.17	9.39	9.69	10.74	11.10
Capital Ratios (4):					
Tangible capital	10.39	10.87	9.74	9.97	10.71
Core capital	10.39	10.87	9.74	9.97	10.71
Total risk-based capital	20.21	19.22	16.95	17.60	19.24
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	0.60	0.52	0.45	0.44	0.47
Allowance for loan losses as a percent of nonperforming loans	76.4	188.4	136.0	779.9	385.3
Non-performing loans as a percent of total loans	0.79	0.28	0.33	0.06	0.12
Non-performing assets as a percent of total assets	0.63	0.25	0.29	0.05	0.09

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2) Represents net interest income as a percent of average interest-earning assets.

(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities.

(4) Ratios are for Ocean City Home Bank.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects," "will," "may," "could," "should," "can" and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make about: future results of the Company; expectations for loan losses and the sufficiency of our loan loss allowance to cover future loan losses; the expected outcome and impact of legal, regulatory and legislative developments; and the Company's plans, objectives and strategies.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you, therefore, against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. While there is no assurance that any list of risks and uncertainties or risk factors is complete, important factors that could cause actual results to differ materially from those in the forward-looking statements include the following, without limitation:

- the effect of political and economic conditions and geopolitical events;
- economic conditions that affect the general economy, housing prices, the job market, consumer confidence and spending habits;
- the level and volatility of the capital markets and interest rates;
- investor sentiment and confidence in the financial markets;
- the impact of current, pending and future legislation, regulation and legal actions;
- changes in accounting standards, rules and interpretations;
- various monetary and fiscal policies and regulations of the U.S. government; and
- the other factors described in "Risk Factors" in this report.

Any forward-looking statement made by us in this report speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

General Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include residential mortgage loans, commercial loans and mortgages, and home equity and other consumer loans. We also maintain an investment portfolio consisting primarily of mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of New York.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Our net interest income is affected by a variety of factors, including the mix of interest-earning assets in our portfolio and changes in levels of interest rates.

Growth in net interest income is dependent upon our ability to prudently manage the balance sheet for growth, combined with how successfully we maintain or increase net interest margin, which is net interest income as a percentage of average interest-earning assets.

A secondary source of income is non-interest income, or other income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from service charges (mostly from service charges on deposit accounts). We also earn income on bank-owned life insurance and receive commissions for various services. In some years, we recognize income from the sale of securities and real estate owned.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio as of the balance sheet date. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist primarily of expenses for salaries and employee benefits and for occupancy and equipment. We also incur expenses for items such as professional services, advertising, office supplies, insurance, telephone, and postage.

Our largest noninterest expense is for salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, ATM and data processing expenses, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease.

Federal Deposit Insurance Corporation assessments are a specified percentage of assessable deposits, depending on the risk characteristics of the institution.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are the following: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the

Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. Loan impairment is evaluated based on the fair value of collateral or estimated net realizable value. A provision for loan losses is charged to operations based on management's evaluation of the estimated losses that have been incurred in the Company's loan portfolio. It is the policy of management to provide for losses on unidentified loans in its portfolio in addition to classified loans.

Management monitors its allowance for loan losses monthly and makes adjustments to the allowance through the provision for loan losses as economic conditions and other pertinent factors indicate. The quarterly review and adjustment of the qualitative factors employed in the allowance methodology and the updating of historic loss experience allow for timely reaction to emerging conditions and trends. In this context, a series of qualitative factors are used in a methodology as a measurement of how current circumstances are affecting the loan portfolio. Included in these qualitative factors are:

- Levels of past due, classified and non-accrual loans, troubled debt restructurings and modifications;
- Nature and volume of loans;
- Changes in lending policies and procedures, underwriting standards, collections, charge-offs and recoveries, and for commercial loans, the level of loans being approved with exceptions to policy;
- Experience, ability and depth of management and staff;
- National and local economic and business conditions, including various market segments;
- Quality of our loan review system and degree of Board oversight;
- Concentrations of credit by industry, geography and collateral type, with a specific emphasis on real estate, and changes in levels of such concentrations; and
- Effect of external factors, including the deterioration of collateral values, on the level of estimated credit losses in the current portfolio.

In determining the allowance for loan losses, management has established both specific and general pooled allowances. Values assigned to the qualitative factors and those developed from historic loss experience provide a dynamic basis for the calculation of reserve factors for both pass-rated loans (general pooled allowance) and those criticized and classified loans without reserves (specific allowance). The amount of the specific allowance is determined through a loan-by-loan analysis of non-performing loans. Loans not individually reviewed are evaluated as a group using reserve factor percentages based on qualitative and quantitative factors described above. In determining the appropriate level of the general pooled allowance, management makes estimates based on internal risk ratings, which take into account such factors as debt service coverage, loan-to-value ratios, and external factors. If a loan is identified as impaired and is collateral dependant, an appraisal is obtained to provide a base line in determining whether the carrying amount of the loan exceeds the net realizable value. We recognize impairment through a provision estimate or a charge-off is recorded when management determines we will not collect 100% of a loan based on foreclosure of the collateral, less cost to sell the property, or the present value of expected cash flows.

As changes in our operating environment occur and as recent loss experience fluctuates, the factors for each category of loan based on type and risk rating will change to reflect current circumstances and the quality of the loan portfolio. Given that the components of the allowance are based partially on historical losses and on risk rating changes in response to recent events, required reserves may trail the emergence of any unforeseen deterioration in credit quality.

Other Than Temporary Impairment. The Company assesses whether a credit loss with respect to a debt security existed by considering whether (1) the Company has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. The guidance allows the Company to bifurcate the impact on securities where impairment in value was deemed to be other than temporary between the component representing credit loss and the component representing loss related to other factors, when the security is not otherwise intended to be sold or is required to be sold. The portion of the fair value decline attributable to credit loss must be recognized through a charge to earnings. The credit component is determined by comparing the present value of the cash flows expected to be collected, discounted at the rate in effect before recognizing any OTTI, with the amortized cost basis of the debt security. The Company uses the cash flow expected to be realized from the security, which includes assumptions about interest rates, timing and severity of defaults, estimates of potential recoveries, the cash flow distribution from the bond indenture and other factors, then applies a discount rate equal to the effective yield of the security. The difference between the present value of the expected cash flows and the amortized book value is considered a credit loss. The fair market value of the security is determined using the same expected cash flows, where market-based observable inputs are not available; the discount rate is a rate the Company determines from open market and other sources as appropriate for the security. The fair value is based on market prices or market-based observable inputs when available. The difference between the fair market value and the credit loss is recognized in other comprehensive income. Additional information regarding our accounting for investment securities is included in notes 2 and 3 to the notes to consolidated financial statements.

Deferred Income Taxes. We account for income taxes in accordance with FASB ASC 740, *Income Taxes.* FASB ASC 740 requires the recording of deferred income taxes that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income as well as judgments about availability of capital gains. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets. Further, an inability to employ a qualifying tax strategy to utilize our deferred tax asset arising from capital losses may give rise to an additional valuation allowance. An increase in the valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings. FASB ASC 740 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. When applicable, we recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated income statement. Assessment of uncertain tax positions under FASB ASC 740 requires careful consideration of the technical merits of a position based on management's analysis of tax regulations and interpretations. Significant judgment may be involved in applying the requirements of FASB ASC 740.

Our adherence to FASB ASC 740 may result in increased volatility in quarterly and annual effective income tax rates, as FASB ASC 740 requires that any change in judgment or change in measurement of a tax position taken in a prior period be recognized as a discrete event in the period in which it occurs. Factors that could impact management's judgment include changes in income, tax laws and regulations, and tax planning strategies.

Fair Value Measurement. The Company accounts for fair value measurement in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. FASB ASC 820 establishes a framework for measuring fair value. FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, emphasizing that fair value is a market-based measurement and not an entity-specific measurement. FASB ASC 820 clarifies the application of fair value measurement in a market that is not active. FASB ASC 820 also includes additional factors for determining whether there has been a significant decrease in market activity, affirms the objective of fair value when a market is not active, eliminates the presumption that all transactions are not orderly unless proven otherwise, and requires an entity to disclose inputs and valuation techniques, and changes therein, used to measure fair value. FASB ASC 820 addresses the valuation techniques used to measure fair value. These valuation techniques include the market approach, income approach and cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves converting future amounts to a single present amount. The measurement is valued based on current market expectations about those future amounts. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset.

FASB ASC 820 establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

- Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

We measure financial assets and liabilities at fair value in accordance with FASB ASC 820. These measurements involve various valuation techniques and models, which involve inputs that are observable, when available, and include the following significant financial instruments: investment securities available for sale and derivative financial instruments. The following is a summary of valuation techniques utilized by us for our significant financial assets and liabilities which are valued on a recurring basis.

Investment securities available for sale. Where quoted prices for identical securities are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics or discounted cash flows based on observable market inputs and are classified within Level 2 of the fair value hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Level 3 market value measurements include an internally developed discounted cash flow model combined with using market data points of similar securities with comparable credit ratings in addition to market yield curves with similar maturities in determining the discount rate. In addition, significant estimates and unobservable inputs are required in the determination of Level 3 market value measurements. If actual results differ significantly from the estimates and inputs applied, it could have a material effect on our consolidated financial statements.

In addition, certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). We measure impaired loans, FHLB stock and loans transferred into other real estate owned at fair value on a non-recurring basis.

We review and validate the valuation techniques and models utilized for measuring financial assets and liabilities at least quarterly.

Balance Sheet Analysis

General. Total assets increased $69.7 million, or 9.1 %, to $839.9 million at December 31, 2010 from $770.1 million at December 31, 2009. Total loans, net, decreased $3.3 million, or (0.5)%, during 2010 to $660.3 million. Investment and mortgage-backed securities decreased $5.7 million during the year due to principal repayments. Cash and cash equivalents increased $77.8 million to $110.9 million. Asset growth in 2010 was funded through increases in deposits of $65.9 million, or 12.3 %, to $603.3 million. Federal Home Loan Bank advances were unchanged at $110.0 million.

Loans. Our primary lending activity is the origination of loans secured by real estate. Total loans, net, represented 78.6% of total assets at December 31, 2010, compared to 86.2% of total assets at December 31, 2009.

Loans receivable, net, decreased $3.3 million, or (0.5)%, in 2010 to $660.3 million. Total loan originations in 2010 of $137.1 million were offset by loan repayments of $48.1 million and payoffs of $91.6 million. One- to four-family residential loans decreased $6.5 million, or (1.25)%, to $514.9 million representing 77.8% of total loans. One-to four-family residential loan originations accounted for $78.0 million, or 56.9%, of total loan originations. Commercial real estate mortgages increased $5.4 million, or 10.9%, to $55.2 million representing 8.4% of total loans. Commercial real estate loan originations totaled $9.7 million, or 7.1%, of total loan originations. Construction loans increased $3.0 million, or 34.7%, to $11.5 million representing 1.7% of total loans. Construction loan originations totaled $18.5 million, or 13.5%, of total loan originations. Commercial loans decreased $930 thousand, or (4.1)%, to $22.0 million representing 3.3% of total loans. Commercial loan originations totaled $14.0 million, or 10.2%, of total originations. Consumer loans, almost all of which are home equity loans, decreased $3.6 million, or (5.9)%, to $57.9 million representing 8.8% of total loans. Consumer loan originations totaled $16.9 million, or 12.3%, of total loan originations.

The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated:

Table 1: Loan Portfolio Analysis

	At December 31,									
	2010		2009		2008		2007		2006	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate—mortgage:										
One- to four-family residential	$514,853	77.8%	$521,361	78.6%	$464,731	78.2%	$408,145	77.3%	$316,567	72.9%
Commercial and multi-family	55,238	8.4	49,802	7.5	42,612	7.2	33,319	6.3	32,662	7.5
Total real estate—mortgage loans	570,091	86.2	571,163	86.1	507,343	85.4	441,464	83.6	349,229	80.5
Real estate—construction:										
Residential	7,785	1.2	5,606	0.8	7,858	1.3	5,099	1.0	6,983	1.6
Commercial	3,724	0.6	2,937	0.4	1,021	0.2	5,143	1.0	6,804	1.6
Total real estate—construction loans	11,509	1.8	8,543	1.2	8,879	1.5	10,242	1.9	13,787	3.2
Commercial	21,963	3.3	22,893	3.4	17,111	2.8	17,324	3.3	16,825	3.9
Consumer:										
Home equity	57,119	8.6	60,730	9.2	60,020	10.1	58,084	11.0	53,179	12.3
Other	776	0.1	795	0.1	957	0.2	972	0.2	938	0.2
Total consumer loans	57,895	8.7	61,525	9.3	60,977	10.3	59,056	11.2	54,117	12.5
Total loans	661,458	100.0%	664,124	100.0%	594,310	100.0%	528,086	100.0%	433,957	100.0%
Net deferred loan costs (fees),	2,870		3,015		2,826		2,279		1,435	
Allowance for loan losses	(3,988)		(3,476)		(2,684)		(2,307)		(2,050)	
Loans, net	$660,340		$663,663		$594,452		$528,058		$433,342	

The following table sets forth certain information at December 31, 2010 regarding the dollar amount of loan principal repayments coming due during the periods indicated. The table does not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

Table 2: Contractual Maturities and Interest Rate Sensitivity

(In thousands)	Real Estate-Mortgage Loans	Real Estate-Construction Loans	Commercial Loans	Consumer Loans	Total Loans
Amounts due in:					
One year or less	$ 248	$11,281	$11,252	$ 313	$ 23,094
More than one to five years	5,070	228	4,717	5,564	15,579
More than five years	564,773	—	5,994	52,018	622,785
Total	$570,091	$11,509	$21,963	$57,895	$661,458
Interest rate terms on amounts due after one year:					
Fixed-rate loans	$472,437	$ 7,785	$ 5,729	$28,270	$514,221
Adjustable-rate loans	97,654	3,724	16,234	29,625	147,237
Total	$570,091	$11,509	$21,963	$57,895	$661,458

Table 3: Loan Origination, Purchase and Sale Activity

(In thousands)	2010	2009	2008	2007	2006
Total loans, net, at beginning of period	$663,663	$594,452	$528,058	$433,342	$412,005
Loans originated:					
Real estate-mortgage	87,052	119,446	108,797	111,987	56,206
Real estate-construction	18,033	14,407	14,117	13,145	13,375
Commercial	13,995	14,411	13,308	8,502	8,598
Consumer	16,854	23,237	23,860	27,973	28,311
Total loans originated	135,934	171,501	160,082	161,607	106,490
Loans purchased	1,174	38	4,379	12,668	76
Deduct:					
Real estate loan principal repayments	104,365	69,164	62,778	49,109	52,911
Loan sales	—	—	—	—	—
Other repayments	35,410	31,175	35,460	31,037	32,222
Total loan repayments	139,775	100,339	98,238	80,146	85,133
Transfer to real estate owned	—	925	—	—	—
Loans charged-off	—	461	—	—	—
Increase (decrease) due to deferred loan fees and allowance for loan losses	(656)	(603)	171	587	(96)
Net increase in loan portfolio	(3,323)	69,211	66,394	94,716	21,337
Total loans, net, at end of period	$660,340	$663,663	$594,452	$528,058	$433,342

Securities. At December 31, 2010 our securities portfolio represented 2.8% of total assets, compared to 3.8% at December 31, 2009. Investment securities decreased $5.7 million to $23.7 million at December 31, 2010 from $29.4 million at December 31, 2009 as the result of repayments of principal of mortgage backed securities.

The following table sets forth amortized cost and fair value information relating to our investment and mortgage-backed securities portfolios at the dates indicated:

Table 4: Investment Securities

	At December 31,					
	2010		2009		2008	
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:						
U.S. Government and agencies	$ —	$ —	$ 772	$ 774	$ 1,058	$ 992
Agency mortgage-backed	12,609	13,405	17,264	18,027	23,628	24,004
Corporate debt	8,199	6,403	8,197	5,738	9,273	6,352
Municipal	1,420	1,431	1,419	1,431	1,912	1,929
Total debt securities	22,228	21,239	27,652	25,970	35,871	33,277
Equity securities and mutual funds	3	14	3	17	3	14
Total securities available for sale	22,231	21,253	27,655	25,987	35,874	33,291
Securities held to maturity:						
Agency mortgage-backed	2,467	2,639	3,440	3,580	4,101	4,189
Municipal	—	—	—	—	13	13
Total securities held to maturity	2,467	2,639	3,440	3,580	4,114	4,202
Total	$24,698	$23,891	$31,095	$29,567	$39,988	$37,493

At December 31, 2010, we had no investments in a single company or entity (other than the U.S. Government or an agency of the U.S. Government) that had an aggregate book value in excess of 10% of our equity.

The following table sets forth the stated maturities and weighted average yields of debt securities at December 31, 2010. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2010, mortgage-backed securities with adjustable rates totaled $3.3 million. Weighted average yields are on a tax-equivalent basis.

Table 5: Investment Maturities Schedule

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
At December 31, 2010 (Dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available for sale:										
Mortgage-backed	$191	4.21%	$ 948	4.38%	$174	6.87%	$11,296	4.67%	$12,609	4.67%
Corporate debt	—	—	1,000	3.88%	—	—	7,198	6.23%	8,198	5.94%
Municipal	—	—	—	—	—	—	1,421	4.87%	1,421	4.87%
Total securities available for sale	$191	4.21%	$1,948	4.12%	$174	6.87%	$19,915	5.25%	$22,228	5.15%
Securities held to maturity:										
Mortgage-backed	—	—	—	—	1	9.18%	2,466	5.32%	2,467	5.32%
Total held to maturity debt securities	—	—	—	—	1	9.18%	2,466	5.32%	2,467	5.32%
Total	$191	4.21%	$1 948	4.12%	$175	6.88%	$22,381	5.26%	$24,695	5.17%

Deposits. Our primary source of funds are retail deposit accounts held primarily by individuals and businesses within our market area. We also actively solicit deposits from municipalities in our market area. Municipal deposit accounts differ from business accounts in that we pay interest on those deposits and we pledge collateral (typically investment securities) with the New Jersey Department of Banking to secure the portion of the deposits that are not covered by federal deposit insurance. At December 31, 2010 and 2009, there were approximately $108.6 million and $93.1 million of such deposits.

Our deposit base is comprised of demand deposits, savings accounts and time deposits. Deposits increased $65.9 million, or 12.3%, in 2010. The change in deposits consisted of increases in demand deposits of $40.5 million and in savings accounts of $28.5 million offset by decreases in time deposits of $3.1 million.

We aggressively market checking and savings accounts, as these tend to provide longer-term customer relationships and a lower cost of funding compared to time deposits. Due to our marketing efforts and sales efforts, we have been able to attract core deposits of 65.0% of total deposits at December 31, 2010, compared to 60.2% in 2009.

Table 6: Deposits

	At December 31,					
(Dollars in thousands)	**2010**		**2009**		**2008**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Noninterest-bearing demand deposits	$ 62,071	10.3%	$ 53,254	9.9%	$ 49,828	10.9%
Interest-bearing demand deposits	227,832	37.8	196,168	36.5	148,394	32.5
Savings accounts	102,467	17.0	73,977	13.8	55,402	12.2
Time deposits	210,964	34.9	214,023	39.8	202,331	44.4
Total	$603,334	100.0%	$537,422	100.0%	$455,955	100.0%

Table 7: Time Deposit Maturities of $100,000 or More

At December 31, 2010 (In thousands)	Certificates of Deposit
Maturity Period	
Three months or less	$16,342
Over three through six months	8,837
Over six through twelve months	26,558
Over twelve months	31,703
Total	$83,440

Borrowings. We utilize borrowings from a variety of sources to supplement our supply of funds for loans and investments and to meet deposit withdrawal requirements.

Table 8: Borrowings

(Dollars in thousands)	Year Ended December 31, 2010	2009	2008
Maximum amount outstanding at any month end during the period:			
FHLB advances	$110,000	$142,900	$149,190
Securities sold under agreements to repurchase	—	—	8,000
Subordinated debt	15,464	15,464	15,464
Average amounts outstanding during the period:			
FHLB advances	$110,000	$121,842	$132,681
Securities sold under agreements to repurchase	—	—	5,158
Subordinated debt	15,464	15,464	15,464
Weighted average interest rate during the period:			
FHLB advances	4.23%	3.87%	3.93%
Securities sold under agreements to repurchase	—	—	4.31
Subordinated debt	8.67	8.67	8.67
Balance outstanding at end of period:			
FHLB advances	$110,000	$110,000	$133,800
Securities sold under agreements to repurchase	—	—	—
Subordinated debt	15,464	15,464	15,464
Weighted average interest rate at end of period:			
FHLB advances	4.23%	4.23%	3.56%
Securities sold under agreements to repurchase	—	—	—
Subordinated debt	8.67	8.67	8.67

Federal Home Loan Bank advances were unchanged at $110.0 million at December 31, 2010 from December 31, 2009. These advances mature starting in 2014 through 2017.

Securities sold under agreements to repurchase was unchanged during 2010. At December 31, 2010, the Company had no securities sold under agreements to repurchase.

Subordinated debt reflects the junior subordinated deferrable interest debentures issued by us in 1998 to a business trust formed by us that issued $15.0 million of preferred securities in a private placement.

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

Table 9: Overview of 2010, 2009 and 2008

(Dollars in thousands)	2010	2009	2008	% Change 2010/2009	% Change 2009/2008
Net income	$5,444	$4,211	$2,929	29.3%	43.8%
Return on average assets	0.66%	0.58%	0.44%	13.8	31.8
Return on average equity	5.45%	6.20%	4.55%	(12.1)	36.3
Average equity to average assets	12.17%	9.39%	9.69%	29.6	(3.1)

2010 vs. 2009. Net income increased $1.2 million, or 29.3%, in 2010 to $5.4 million. The increase in net income over the prior year was the result of an increase in net interest income of $1.7 million, a reduction of $359 thousand in the provision for loan losses and an increase in non-interest income of $1.4 million due primarily to a decrease in other than temporary impairment charges of investment securities of $1.1 million in 2010 over 2009. Offsetting these increases, other expenses increased $1.4 million and income taxes increased $817 thousand, primarily from increased taxable income.

2009 vs. 2008. Net income increased $1.3 million, or 43.8%, in 2009 to $4.2 million. Net interest income increased $3.4 million, or 17.9%, in 2009 from 2008. Non-interest income increased $1.5 million, or 279.6%, to $2.0 million due primarily to a decrease in other than temporary impairment charges of investment securities of $1.2 million in 2009 over 2008. Other expenses increased $1.9 million, or 13.1%, to $16.1 million in 2009 from 2008 due primarily to increased costs associated with the opening of a new branch, increases in FDIC insurance, occupancy, data processing and salary expenses. Income taxes increased $822 thousand, or 45.9%, in 2009 from 2008 due primarily from increased taxable income.

Net Interest Income.

2010 vs. 2009. Net interest income increased $1.7 million, or 7.7%, to $23.9 million for 2010 from $22.2 million in 2009. The increase in net interest income for 2010 was primarily attributable to interest earned on a higher volume of interest-earning loans and a lower cost of deposits and interest paid on borrowings, offset by a decrease in interest income on investments.

Total interest and dividend income increased $491 thousand, or 1.3%, to $37.7 million for 2010, as growth in interest income was enhanced by an increase in the average balance of loans, which was partially offset by a decrease in the yield on earnings assets. Interest income on loans increased $775 thousand, or 2.2%, in 2010 as the average balance of the portfolio grew $34.0 million, or 5.4%, offset by the average yield decrease of 16 basis points to 5.37%. The decrease in the average yield was the result of lower rates on new loans originated. Declining balances offset by a higher yield in the investment portfolio accounted for the 13.5% decrease of $284 thousand in interest income on investment securities in 2010. The average balance of the investment portfolio decreased $5.9 million, or 18.0%, in 2010, while the average yield increased 36 basis points to 6.86% as a result of higher rates earned on the remainder of the portfolio.

Total interest expense decreased $1.2 million, or 8.0%, to $13.8 million for 2010 as interest paid declined $1.2 million on deposits and $54 thousand on borrowings. The average balance of interest-bearing deposits increased $70.1 million, or 15.4%, in 2010 due to increases of $43.0 million in the average balance of interest-bearing checking, $24.7 million in the average balance of savings accounts and $2.5 million in the average balance of certificates of deposit. The increase in the average balance of interest-bearing checking accounts during 2010 was due primarily to increases in municipal interest-bearing checking of $20.5 million, consumer checking of $11.5 million and commercial sweep accounts of $10.6 million. The average interest rate paid on deposits decreased 48 basis points as a result of the prevailing lower interest rate environment during 2010. Interest paid on borrowings decreased in 2010 as a decrease in the average balance of borrowings of $11.8 million, which was offset by a higher average interest rate paid of 38 basis points. The decrease in borrowed money resulted from increased deposits.

2009 vs. 2008. Net interest income increased $3.4 million, or 17.9%, to $22.2 million for 2009 from $18.8 million in 2008. The increase in net interest income for 2009 was primarily attributable to interest earned on a higher volume of interest-earning loans and a lower cost of deposits and interest paid on borrowings offset by a decrease in interest income on investments.

Total interest and dividend income increased $1.3 million, or 3.6%, to $37.2 million for 2009, as growth in interest income was enhanced by an increase in the average balance of loans partially offset by a decrease in the yield on earnings assets. Interest income on loans increased $2.2 million, or 6.6%, in 2009 as the average balance of the portfolio grew $70.6 million, or 12.5%, offset by the average yield decrease of 31 basis points to 5.53%. The decrease in the average yield was the result of lower rates on new loans originated. Declining balances offset by a higher yield in the investment portfolio accounted for the 27.7% decrease of $809 thousand in interest income on investment securities in 2009. The average balance of the investment portfolio decreased $13.9 million, or 29.9%, in 2009, while the average yield increased 20 basis points to 6.50% as a result of higher rates earned on the remainder of the portfolio. Income from other interest-earning assets decreased $70 thousand as the Company had no other interest-earning assets in 2009.

Total interest expense decreased $2.0 million, or 12.0%, to $15.0 million for 2009 as interest paid declined $1.4 million on deposits and $663 thousand on borrowings. The average balance of interest-bearing deposits increased $67.0 million, or 17.2%, in 2009 due to increases of $26.4 million in the average balance of interest-bearing checking, $8.6 million in the average balance of savings accounts and $32.0 million in the average balance of certificates of deposit. The increase in the average balance of interest-bearing checking accounts during 2009 was due primarily to increases in municipal interest-bearing checking of $15.3 million, consumer checking of $6.1 million and commercial sweep accounts of $4.5 million. The average interest rate paid on deposits decreased 69 basis points as a result of the prevailing lower interest rate environment during 2009. Interest paid on borrowings decreased in 2009 as a decrease in the average balance of borrowings of $16.0 million, which was slightly offset by a higher average interest rate paid of 3 basis points. The decrease in borrowed money resulted from increased deposits.

Table 10: Net Interest Income – Changes Due to Rate and Volume

	2010 Compared to 2009			2009 Compared to 2008		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
(In thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest and dividend income:						
Loans receivable	$1,748	$ (973)	$ 775	$3,991	$(1,805)	$ 2,186
Investment securities	(410)	126	(284)	(900)	90	(810)
Other interest-earning assets	—	—	—	(70)	—	(70)
Total interest-earning assets	1,338	(847)	491	3,021	(1,715)	1,306
Interest expense:						
Deposits	1,945	(3,100)	(1,155)	2,714	(4,106)	(1,392)
FHLB advances	(490)	436	(54)	(415)	(26)	(441)
Securities sold under agreements to repurchase	—	—	—	(222)	—	(222)
Subordinated debt	—	—	—	—	—	—
Total interest-bearing liabilities	1,455	(2,664)	(1,209)	2,077	(4,132)	(2,055)
Net change in interest income	$ (117)	$ 1,817	$ 1,700	$ 944	$ 2,417	$ 3,361

Provision for Loan Losses.

2010 vs. 2009. Provision for loan losses decreased $359 thousand to $892 thousand in 2010 as compared to $1.3 million in 2009. The decrease in the provision for loan losses for 2010 resulted from decreases in specific reserves required on non-performing loans in 2010 compared to 2009. Loan loss provisions in 2010 were primarily to maintain a reserve level deemed appropriate by management in light of factors such as the level of non-performing loans, growth in the loan portfolio, level of charge-offs and the current economic conditions.

2009 vs. 2008. Provision for loan losses increased $878 thousand to $1.3 million in 2009 as compared to $373 thousand in 2008. The increase in the provision for loan losses was primarily to maintain a reserve level deemed appropriate by management in light of factors such as the level of non-performing loans, growth in the loan portfolio, level of charge-offs and the current economic conditions.

Other Income. The following table shows the components of other income and the percentage changes from year to year.

Table 11: Other Income Summary

(Dollars in thousands)	2010	2009	2008	% Change 2010/2009	% Change 2009/2008
Service charges	$1,700	$ 1,757	$ 1,719	(3.2)%	2.2%
Cash surrender value of life insurance	553	435	425	27.1	2.3
Gain (loss) on sale of AFS securities	—	6	(50)	N/M	N/M
Impairment charge on AFS securities	—	(1,077)	(2,235)	N/M	N/M
Other	1,150	903	674	27.4	34.0
Total	$3,403	$ 2,024	$ 533	68.1%	279.6%

2010 vs. 2009. Total other income increased $1.4 million, or 68.1%, in 2010 from 2009 due primarily to the absence of other than temporary impairment charges of investment securities, compared to $1.1 million in 2009, and increases of $117 thousand in income on the cash surrender value of bank-owned life insurance and $247 thousand in fees collected on deposit accounts and debit card commissions.

2009 vs. 2008. Total other income increased $1.5 million, or 279.6%, in 2009 from 2008 due primarily to decreased other than temporary impairment charges of investment securities of $1.1 million in 2009 and by increased service charges, income on the cash surrender value of bank-owned life insurance and fees collected on deposit accounts and debit card commissions.

Other Expense. The following table shows the components of other expense and the percentage changes from year to year.

Table 12: Other Expense Summary

(Dollars in thousands)	2010	2009	2008	% Change 2010/2009	% Change 2009/2008
Salaries and employee benefits	$ 9,805	$ 8,800	$ 8,264	11.4%	6.5%
Occupancy and equipment	3,952	3,690	3,215	7.1	14.8
FDIC deposit insurance	670	784	121	(14.5)	547.9
Advertising	433	455	436	(4.8)	4.4
Professional services	807	696	687	15.9	1.3
Supplies	226	240	196	5.8	22.4
Telephone	101	103	129	(1.9)	(20.2)
Postage	171	151	144	13.2	4.9
Charitable contributions	137	144	126	4.9	14.3
Insurance	146	139	139	5.0	—
Real estate owned expenses	5	(17)	—	N/M	N/M
All other	1,070	949	808	12.8	17.3
Total	$17,523	$16,134	$14,265	8.6%	13.1%

2010 vs. 2009. Total other expenses increased $1.4 million, or 8.6%, to $17.5 million in 2010 compared to $16.1 million in 2009. Increased personnel and occupancy costs associated with the opening of a new branch office in November of 2009 accounted for $431 thousand in increased other expenses. In addition, excluding the costs associated with the new branch, salaries and employee benefits increased $778 thousand primarily due to increases in salary and employee benefits and a $334 thousand decrease in qualified deferred personnel costs associated with closed loans. FDIC insurance cost decreased $121 thousand on higher premiums in 2010 offset by a onetime special assessment of $324 thousand in June of 2009. Occupancy, equipment and data processing expenses increased $119 thousand. Professional services and other operating expenses accounted for the remaining $182 thousand increase due to normal activity.

2009 vs. 2008. Total other expenses increased $1.9 million, or 13.1%, to $16.1 million in 2009 compared to $14.3 million in 2008. Increased personnel and occupancy costs associated with the opening of a new branch office in November of 2009 accounted for $112 thousand in increased other expenses. In addition, excluding the costs associated with the new branch, salaries and employee benefits increased $493 thousand primarily due to increases in salary and employee benefits. FDIC insurance cost increased $663 thousand on higher premiums and a onetime special assessment of $324 thousand in June of 2009. Occupancy, equipment and data processing expenses increased $475 thousand. Professional services and other operating expenses accounted for the remaining $176 thousand increase due to normal activity.

Income Taxes.

2010 vs. 2009. Income tax expense was $3.4 million for 2010 compared to $2.6 million for 2009. The effective tax rate for 2010 was 38.7% compared to 38.3% for 2009. The increase in income tax expense was primarily due to an increase in taxable income for the year ended 2010 compared to 2009.

2009 vs. 2008. Income tax expense was $2.6 million for 2009 compared to $1.8 million for 2008. The effective tax rate for 2008 was 38.3% compared to 38.0% for 2008. The increase was primarily due to an increase in taxable income for the year ended 2009 compared to 2008 and higher state income taxes as a result of non-deductible expenses related to impairment of securities. We recorded a reduction of $119 thousand in 2009 of a tax valuation allowance for charitable contributions carryover deduction resulting from an increase in actual taxable income over prior projections.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average daily balances and nonaccrual loans are included in average balances only. Loan fees are included in interest income on loans and are insignificant. Interest income on loans and investment securities has not been calculated on a tax equivalent basis because the impact would be insignificant.

Table 13: Average Balance Tables

(Dollars in thousands)	Year Ended December 31, 2010 Average Balance	2010 Interest and Dividends	2010 Yield/ Cost	2009 Average Balance	2009 Interest and Dividends	2009 Yield/ Cost	2008 Average Balance	2008 Interest and Dividends	2008 Yield/ Cost
Assets:									
Interest-earning assets:									
Loans	$668,910	$35,890	5.37%	$634,862	$35,115	5.53%	$564,285	$32,930	5.84%
Investment securities	26,623	1,826	6.86	32,473	2,110	6.50	46,338	2,919	6.30
Other interest-earning assets	—	—	—	—	—	—	3,361	70	2.09
Total interest-earning assets	695,533	37,716	5.42	667,335	37,225	5.58	613,984	35,919	5.85
Noninterest-earning assets	125,265			55,930			47,983		
Total assets	$820,798			$723,265			$661,967		
Liabilities and equity:									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$225,365	2,389	1.06%	$182,388	2,253	1.24%	$155,999	2,403	1.54%
Savings accounts	87,220	904	1.04	62,539	701	1.12	53,904	597	1.11
Certificates of deposit	213,945	4,482	2.09	211,471	5,976	2.83	179,479	7,321	4.08
Total interest-bearing deposits	526,530	7,775	1.48	456,398	8,930	1.96	389,382	10,321	2.65
FHLB advances	110,000	4,713	4.29	121,842	4,767	3.91	132,681	5,209	3.93
Securities sold under agreements to repurchase	—	—	—	—	—	—	5,158	222	4.31
Subordinated debt	15,464	1,341	8.67	15,464	1,341	8.67	15,464	1,341	8.67
Total borrowings	125,464	6,054	4.83	137,306	6,108	4.45	153,303	6,772	4.42
Total interest-bearing liabilities	651,994	13,829	2.12	593,704	15,038	2.53	542,685	17,093	3.15
Noninterest-bearing demand accounts	59,825			53,993			47,372		
Other	9,127			7,663			7,513		
Total liabilities	720,946			655,360			597,570		
Retained earnings	99,852			67,905			64,397		
Total liabilities and retained earnings	$820,798			$723,265			$661,967		
Net interest income		$23,887			$22,187			$18,826	
Interest rate spread			3.30%			3.05%			2.70%
Net interest margin			3.43%			3.22%			3.07%
Average interest-earning assets to average interest-bearing liabilities	106.68%			112.40%			113.14%		

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our strategy also emphasizes the origination of one- to four-family mortgage loans, which typically have lower default rates than other types of loans and are secured by collateral that generally holds its value better than other types of collateral.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. We make initial contact with the borrower when the loan becomes 15 days past due. If payment is not then received by the 30th day of delinquency, additional letters and phone calls generally are made. Generally, when the loan becomes 60 days past due, we send a letter notifying the borrower that we will commence foreclosure proceedings if the loan is not brought current within 30 days. Generally, when the loan becomes 90 days past due, we commence foreclosure proceedings against any real property that secures the loan or attempt to repossess any personal property that secures a consumer loan. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management informs the board of directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. When a loan becomes 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan, plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Nonperforming assets totaled $5.3 million, or 0.63%, of total assets, at December 31, 2010, compared to $1.9 million, or 0.25%, total assets at December 31, 2009. Non-performing assets consisted of twelve residential mortgages totaling $4.3 million, three commercial mortgages totaling $729 thousand, two commercial loans totaling $134 thousand, two consumer equity loans totaling $77 thousand and one real estate owned property totaling $98 thousand. Specific reserves recorded for these loans at December 31, 2010 were $482 thousand.

Table 14: Nonperforming Assets

(Dollars in thousands)	At December 31, 2010	2009	2008	2007	2006
Nonaccrual loans:					
Real estate—mortgage loans	$4,282	$1,593	$1,861	$ 295	$ 415
Construction	729	139	—	—	—
Commercial	134	22	—	—	—
Consumer	77	91	112	1	116
Total	5,222	1,845	1,973	296	531
Accruing loans past due 90 days or more	—	—	—	—	—
Total of nonaccrual and 90 days or more past due loans	5,222	1,845	1,973	296	531
Real estate owned	98	98	—	—	—
Other nonperforming assets	—	—	—	—	—
Total nonperforming assets	5,320	1,943	1,973	296	531
Troubled debt restructurings	—	—	—	—	—
Troubled debt restructurings and total nonperforming assets	$5,320	$1,943	$1,973	$ 296	$ 531
Total nonperforming loans to total loans	0.79%	0.28%	0.33%	0.06%	0.12%
Total nonperforming loans to total assets	0.62%	0.24%	0.29%	0.05%	0.09%
Total nonperforming assets and troubled debt restructurings to total assets	0.63%	0.25%	0.29%	0.05%	0.09%

Interest income that would have been recorded for the year ended December 31, 2010 had nonaccruing loans been current according to their original terms amounted to $212 thousand. No interest related to nonaccrual loans was included in interest income for the year ended December 31, 2010.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

Classified assets increased to $11.9 million at December 31, 2010 from $10.7 million at December 31, 2009. The increase in classified assets reflects the addition of $3.0 million in mortgage loans, and $109 thousand in consumer loans offset by a decrease of $1.9 million in commercial loans.

Table 15: Classified Assets

(In thousands)	At December 31, 2010	2009	2008
Special mention assets	$ 1,125	$ 1,808	$ 621
Substandard assets	10,381	8,869	5,361
Doubtful and loss assets	409	40	46
Total classified assets	$11,915	$10,717	$6,028

Table 16: Loan Delinquencies (1)

	At December 31,					
	2010		2009		2008	
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
Real estate-mortgage loans	$1,584	$—	$639	$—	$1,277	$—
Commercial loans	82	—	149	34	—	—
Consumer loans	—	—	99	—	215	138
Total	$1,666	$—	$887	$ 34	$1,492	$138

(1) Excludes loans that are on nonaccrual status.

At each of the dates in the above table, delinquent mortgage loans consisted primarily of loans secured by residential real estate.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio as of the balance sheet date. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements: (1) specific allowances for impaired or collateral-dependent loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio. See *"Critical Accounting Policies, Judgments and Estimates"* and note 4 of the notes to the consolidated financial statements for additional information on the determination of the allowance for loan losses.

At December 31, 2010, our allowance for loan losses represented 0.60% of total net loans. The allowance for loan losses increased to $4.0 million at December 31, 2010 from $3.5 million at December 31, 2009 due to loan losses provisions in 2010 of $892 thousand offset by chargeoffs of $380 thousand. The increase in the provision for loan losses for 2010 was primarily to maintain a reserve level deemed appropriate by management in light of factors such as the level of non-performing loans, growth in the loan portfolio and the current economic conditions. At December 31, 2010, the specific allowance on impaired or collateral-dependent loans was $482 thousand and the general valuation allowance on the remainder of the loan portfolio was $3.5 million.

At December 31, 2009, our allowance for loan losses represented 0.52% of total net loans. The allowance for loan losses increased to $3.5 million at December 31, 2009 from $2.7 million at December 31, 2008 due to provisions for loan losses of $1.3 million, which were offset by charge-offs of $460 thousand. The increase in the provision for loan losses for 2009 was primarily to maintain a reserve level deemed appropriate by management in light of factors such as the level of non-performing loans, growth in the loan portfolio and the current economic conditions. The loss factors used to calculate the allowance in December 31, 2009 from December 31, 2008 were slightly higher due to increases in delinquencies. At December 31, 2009, the specific allowance on impaired or collateral-dependent loans was $285 thousand and the general valuation allowance on the remainder of the loan portfolio was $3.2 million.

Table 17: Allocation of Allowance for Loan Losses

	At December 31,								
	2010			2009			2008		
(Dollars in thousands)	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate—mortgage loans	$3,013	75.6%	85.3%	$2,745	79.0%	86.1%	$1,693	63.1%	85.3%
Real estate—construction loans	32	0.8	2.0	49	1.4	1.2	39	1.5	1.5
Commercial	269	6.7	3.4	276	7.9	3.4	605	22.5	2.9
Consumer	674	16.9	9.3	406	11.7	9.3	347	12.9	10.3
Total allowance for loan losses	$3,988	100.0%	100.0%	$3,476	100.0%	100.0%	$2,684	100.0%	100.0%

	At December 31,					
	2007			2006		
(Dollars in Thousands)	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate-mortgage loans	$1,387	60.1%	83.6%	$1,158	56.5%	80.5%
Real estate-construction loans	64	2.8	1.9	202	9.9	3.2
Commercial	528	22.9	3.3	388	18.9	3.9
Consumer	328	14.2	11.2	302	14.7	12.4
Total allowance for loan losses	$2,307	100.0%	100.0%	$2,050	100.0%	100.0%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Table 18: Analysis of Loan Loss Experience

(Dollars in thousands)	Year Ended December 31,				
	2010	2009	2008	2007	2006
Allowance at beginning of period	$3,476	$2,684	$2,307	$2,050	$1,753
Provision for loan losses	$ 892	$1,251	$ 373	$ 261	$ 300
Charge-offs:					
Real estate-mortgage loans	16	420	—	—	—
Real estate-construction loans	—	—	—	—	—
Commercial loans	47	—	—	—	—
Consumer loans	317	40	—	8	9
Total charge-offs	380	460	—	8	9
Recoveries:					
Real estate-mortgage loans	—	—	—	—	—
Real estate-construction loans	—	—	—	—	—
Commercial loans	—	—	—	—	—
Consumer loans	—	1	4	4	6
Total recoveries	—	1	4	4	6
Net charge-offs (recoveries)	380	459	(4)	4	3
Allowance at end of period	$3,988	$3,476	$2,684	$2,307	$2,050
Allowance to nonperforming loans	76.4%	188.4%	136.0%	779.9%	385.3%
Allowance to total loans outstanding at the end of the period	0.60%	0.52%	0.45%	0.44%	0.47%
Net charge-offs to average loans outstanding during the period	0.06%	0.07%	N/M	N/M	N/M

N/M—not measurable as nonperforming loans and charge-offs are not material enough to allow for meaningful calculations.

In 2010 we experienced charge-offs of $380 thousand on 10 properties based on current appraisals of non-performing properties. In years prior to 2009, our net charge-offs were low, with most charge-offs relating to consumer loans. We believe that our strict underwriting standards and, prior to 2007, a prolonged period of rising real estate values in our market area has been the primary reason for the absence of charged-off real estate loans.

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. We have adopted an interest rate risk action plan pursuant to which we manage our interest rate risk. Under this plan, we have: periodically sold fixed-rate mortgage loans; extended the maturities of our borrowings; increased commercial lending, which emphasizes the origination of shorter term, prime-based loans; emphasized the generation of core deposits, which provides a more stable, lower cost funding source; and structured our investment portfolio to include more liquid securities. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, which includes members of both the board of directors and management, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Net Interest Income Simulation Analysis. We analyze our interest rate sensitivity position to manage the risk associated with interest rate movements through the use of interest income simulation. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest sensitive." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income. Interest income simulations are completed quarterly and presented to the Asset/Liability Committee. The simulations provide an estimate of the impact of changes in interest rates on net interest income under a range of assumptions. The numerous assumptions used in the simulation process are reviewed by the Asset/Liability Committee on a quarterly basis. Changes to these assumptions can significantly affect the results of the simulation. The simulation incorporates assumptions regarding the potential timing in the repricing of certain assets and liabilities when market rates change and the changes in spreads between different market rates. The simulation analysis incorporates management's current assessment of the risk that pricing margins will change adversely over time due to competition or other factors.

Simulation analysis is only an estimate of our interest rate risk exposure at a particular point in time. We continually review the potential effect changes in interest rates could have on the repayment of rate sensitive assets and funding requirements of rate sensitive liabilities.

The table below sets forth an approximation of our exposure as a percentage of estimated net interest income for the next 12- and 24-month periods using interest income simulation. The simulation uses projected repricing of assets and liabilities at December 31, 2010 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Prepayment rates can have a significant impact on interest income simulation. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe such assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

Table 19: Net Interest Income Simulation

	At December 31, 2010 Percentage Change in Estimated Net Interest Income Over	
	12 Months	**24 Months**
200 basis point increase in rates	11.3%	24.2%
100 basis point decrease in rates	N/M	N/M

N/M – Not measurable

Management believes that under the current rate environment, a change of interest rates downward of 100 basis points is not possible as the treasury yield curve is below 100 basis points for maturities of 2 years or less. Therefore, management has deemed a change interest rates downward of 100 basis points not measurable. This limit will be re-evaluated periodically and may be modified as appropriate.

The 200 and 100 basis point change in rates in the above table is assumed to occur evenly over the following 12 months. Based on the scenario above, net interest income would be positively affected (within our internal guidelines) in the 12- and 24-month periods if rates rose by 200 basis points.

Net Portfolio Value Analysis. In addition to a net interest income simulation analysis, we use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 50 to 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2010 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Table 20: NPV Analysis

	Net Portfolio Value (Dollars in Thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	**$ Amount**	**$ Change**	**% Change**	**NPV Ratio**	**Change**
300 bp	$ 80,852	$(36,678)	(31)%	9.84%	(356)bp
200	96,653	(20,877)	(18)	11.47	(194)
100	110,228	(7,302)	(6)	12.78	(62)
50	114,797	(2,733)	(2)	13.19	(22)
0	117,530			13.41	
(50)	116,781	(749)	(1)	13.27	(14)
(100)	117,604	74	—	13.3	(10)

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. The term "liquidity" refers to our ability to generate adequate amounts of cash to fund loan originations, the purchase of investment securities, deposit withdrawals, repayment of borrowings and operating expenses. Our ability to meet our current financial obligations is a function of balance sheet structure, the ability to liquidate assets and the availability of alternative sources of funds. To meet the needs of clients and manage risk, we engage in liquidity planning and management.

Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, calls of investment securities and borrowed funds, and prepayments on loans and mortgage-backed securities are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2010, cash and cash equivalents totaled $110.9 million. Securities classified as available-for-sale whose market value exceeds our cost, which provide additional sources of liquidity, totaled $14.9 million at December 31, 2010. In addition, at December 31, 2010, we had the ability to borrow an additional $212.7 million from the Federal Home Loan Bank of New York, which included available overnight lines of credit of $212.7 million. On that date, we had no overnight advances outstanding.

At December 31, 2010, we had $54.3 million in commitments outstanding, which included $5.4 million in undisbursed construction loans, $24.0 million in unused home equity lines of credit and $13.5 million in commercial lines of credit. Certificates of deposit due within one year of December 31, 2010 totaled $132.6 million, or 62.8% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the current low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2011. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Table 21: Outstanding Loan Commitments

	Amount of Commitment Expiration - Per Period				
At December 31, 2010 (In thousands)	**Total**	**Less than One Year**	**One to Three Years**	**Three to Five Years**	**More Than 5 Years**
Commitments to originate loans	$ 9,517	$ 9,517	$ —	$—	$ —
Unused portion of home equity lines of credit	23,977	138	945	508	22,386
Unused portion of commercial lines of credit	13,555	11,992	819	—	744
Unused portion of commercial letters of credit	1,940	1,860	80	—	—
Undisbursed portion of construction loans in process	5,355	4,939	416	—	—
Total	$54,344	$28,446	$2,260	$508	$23,130

Table 22: Contractual Obligations

	Payments due by period				
At December 31, 2010 (In thousands)	**Total**	**Less than One Year**	**One to Three Years**	**Three to Five Years**	**More Than 5 Years**
Long-term debt obligations	$178,443	$ 6,073	$12,162	$31,543	$128,665
Time deposits	210,964	131,814	67,328	8,205	3,617
Operating lease obligations (1)	96	96	—	—	—
Total	$389,503	$137,983	$79,490	$39,748	$132,282

(1) Payments are for lease of real property.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts, Federal Home Loan Bank advances and reverse repurchase agreements. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit and commercial banking relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Table 23: Summary of Investing and Financing Activities

(In thousands)	Year Ended December 31, 2010	2009	2008
Investing activities:			
Loan originations, net of repayments	$ 1,573	$ 70,856	$62,940
Securities purchased	1,474	—	13
Loans purchased	714	—	4,379
Financing activities:			
Increase in deposits	$65,912	$ 81,467	$40,724
Increase (decrease) in FHLB advances	—	(23,800)	13,570
Increase (decrease) in securities sold under agreements to repurchase	—	—	(8,000)

The Company is a separate legal entity from Ocean City Home Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders, and interest and principal on outstanding debt, if any. The Company also has repurchased shares of its common stock. The Company's primary source of income is dividends received from Ocean City Home Bank. The amount of dividends that Ocean City Home Bank may declare and pay to the Company in any calendar year, without the receipt of prior approval from the Office of Thrift Supervision, but with prior notice to Office of Thrift Supervision, cannot exceed net income for that year to date plus retained net income (as defined) for the preceding two calendar years. At December 31, 2010, the Company had liquid assets of $110.9 million.

Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. Under these requirements the federal bank regulatory agencies have established quantitative measures to ensure that minimum thresholds for Tier 1 Capital, Total Capital and Leverage (Tier 1 Capital divided by average assets) ratios are maintained. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary, actions by regulators that could have a direct material effect on our operations and financial position. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, Ocean City Home Bank must meet specific capital guidelines that involve quantitative measures of assets and certain off-balance sheet items as calculated under regulatory accounting practices. It is our intention to maintain "well-capitalized" risk-based capital levels. Ocean City Home Bank's capital amounts and classifications are also subject to qualitative judgments by the federal bank regulators about components, risk weightings, and other factors. At December 31, 2010, Ocean City Home Bank exceeded all of its regulatory capital requirements and is considered "well capitalized" under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 10 of the notes to the consolidated financial statements.

For the years ended December 31, 2010 and 2009, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 2 of the notes to the consolidated financial statements included in this Form 10-K.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this Form 10-K have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is incorporated herein by reference to Part II, Item 7, and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2010 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permits the Company to provide only management's report in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ocean Shore Holding Co. and subsidiaries:

We have audited the accompanying consolidated statements of financial condition of Ocean Shore Holding Co. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ocean Shore Holding Co. and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Philadelphia, PA
March 23, 2011

OCEAN SHORE HOLDING CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2010	December 31, 2009
ASSETS		
Cash and amounts due from depository institutions	$ 5,330,211	$ 5,741,369
Interest-earning bank balances	105,534,943	27,286,341
Cash and cash equivalents	110,865,154	33,027,710
Investment securities held to maturity (estimated fair value—$2,638,725 at December 31, 2010 and $3,579,611 at December 31, 2009)	2,467,418	3,440,275
Investment securities available for sale (amortized cost—$22,230,208 at December 31, 2010 and $27,654,602 at December 31, 2009)	21,253,675	25,986,767
Loans—net of allowance for loan losses of $3,988,076 and $3,476,040 at December 31, 2010 and 2009	660,340,007	663,662,808
Accrued interest receivable:		
Loans	2,350,978	2,377,498
Investment securities	151,401	247,903
Federal Home Loan Bank stock—at cost	6,271,600	6,148,000
Office properties and equipment—net	12,905,526	13,512,159
Prepaid expenses and other assets	4,665,491	5,457,455
Real estate owned	97,500	97,500
Cash surrender value of life insurance	14,890,746	12,837,789
Deferred tax asset	3,597,612	3,349,332
TOTAL ASSETS	$839,857,108	$770,145,196
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Non-interest bearing deposits	$ 62,070,772	$ 53,254,259
Interest bearing deposits	541,263,654	484,167,835
Advances from Federal Home Loan Bank	110,000,000	110,000,000
Junior subordinated debentures	15,464,000	15,464,000
Advances from borrowers for taxes and insurance	3,494,418	3,406,419
Accrued interest payable	1,146,224	1,145,412
Other liabilities	5,864,523	5,372,769
Total liabilities	739,303,591	672,810,693
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 25,000,000 shares authorized, 7,308,118 issued and 7,296,780 outstanding shares at December 31, 2010 and 7,308,118 issued and outstanding shares at December 31, 2009	73,076	73,081
Additional paid in capital	64,013,608	65,213,708
Retained earnings—partially restricted	41,736,830	37,934,456
Treasury stock—at cost: 10,810 at December 31, 2010; no shares at December 31, 2009	(115,208)	—
Common stock acquired by employee benefit plans	(4,007,478)	(4,321,878)
Deferred compensation plans trust	(516,142)	(495,741)
Accumulated other comprehensive loss	(631,169)	(1,069,123)
Total stockholders' equity	100,553,517	97,334,503
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$839,857,108	$770,145,196

See notes to consolidated financial statements.

OCEAN SHORE HOLDING CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2010	2009	2008
INTEREST AND DIVIDEND INCOME:			
Taxable interest and fees on loans	$35,890,060	$35,114,968	$32,930,014
Taxable interest on mortgage-backed securities	837,780	1,203,937	1,592,325
Non-taxable interest on municipal securities	73,045	76,134	93,747
Taxable interest and dividends on investments securities	915,137	830,283	1,303,539
Total interest and dividend income	37,716,022	37,225,322	35,919,625
INTEREST EXPENSE:			
Deposits	7,774,870	8,929,773	10,321,483
Advances from Federal Home Loan Bank, securities sold under agreements to repurchase and other borrowed money	6,054,248	6,108,370	6,771,839
Total interest expense	13,829,118	15,038,143	17,093,322
NET INTEREST INCOME	23,886,904	22,187,179	18,826,303
PROVISION FOR LOAN LOSSES	891,791	1,251,223	373,300
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	22,995,113	20,935,956	18,453,003
OTHER INCOME:			
Service charges	1,700,150	1,756,930	1,718,873
Increase in cash surrender value of life insurance	552,956	435,477	425,865
Gain (loss) on sale of securities	5	6,133	(50,251)
Impairment charge on AFS securities	—	(1,077,400)	(2,235,365)
Other	1,150,243	902,905	674,037
Total other income	3,403,354	2,024,045	533,159
OTHER EXPENSES:			
Salaries and employee benefits	9,805,344	8,800,064	8,264,149
Occupancy and equipment	3,951,711	3,690,207	3,215,439
Federal insurance premiums	669,619	783,972	121,304
Advertising	432,746	455,448	436,265
Professional services	806,557	695,572	686,986
Real estate owned activity	5,209	(17,025)	—
Charitable contributions	136,926	143,987	125,586
Other operating expenses	1,714,724	1,581,753	1,415,022
Total other expenses	17,522,836	16,133,978	14,264,751
INCOME BEFORE INCOME TAXES	8,875,631	6,826,023	4,721,411
INCOME TAXES:			
Current	3,933,022	3,979,948	2,342,910
Deferred	(501,627)	(1,365,326)	(550,734)
Total income taxes	3,431,395	2,614,622	1,792,176
NET INCOME	$ 5,444,236	$ 4,211,401	$ 2,929,235
Earnings per share basic	$ 0.80	$ 0.60	$ 0.42
Earnings per share diluted	$ 0.80	$ 0.59	$ 0.41

See notes to consolidated financial statements.

OCEAN SHORE HOLDING CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Common Stock Acquired for Employee Benefit Plans	Deferred Compensation Plans Trust	Accumulated Other Comprehensive Income (Loss)	Total Equity
BALANCE—January 1, 2008	$ 87,627	$37,968,848	$33,572,428	$(4,939,626)	$(2,518,990)	$(460,146)	$ (663,027)	$63,047,114
Cumulative Effect of the adoption of EITF 06-4	—	—	(486,111)	—	—	—	—	(486,111)
Comprehensive income:								
Net income	—	—	2,929,235	—	—	—	—	2,929,235
Other comprehensive loss—								
Reclassification adjustment for OTTI impairment (net of tax of $778,614)	—	—	—	—	—	—	1,456,751	1,456,751
Unrealized holding loss arising during the period (net of tax of ($1,359,492)	—	—	—	—	—	—	(2,421,171)	(2,421,171)
Comprehensive income:								1,964,815
Purchase of treasury stock	—	—	—	(392,389)	—	—	—	(392,389)
Unallocated ESOP shares committed to employees	—	—	—	—	229,000	—	—	229,000
Restricted Stock APIC Adjustment	—	(9,148)	—	—	—	—	—	(9,148)
Excess of fair value above cost of ESOP shares committed to be released	—	(13,969)	—	—	—	—	—	(13,969)
Restricted stock shares	—	397,425	—	—	—	—	—	397,425
Stock options	—	172,881	—	—	—	—	—	172,881
Purchase of shares by deferred compensation plans trust	—	—	—	—	—	(24,891)	—	(24,891)
Current Year Dividends Declared	—	—	(535,654)	—	—	—	—	(535,654)
Unallocated ESOP Dividends applied to ESOP loan payment	—	—	37,786	—	—	—	—	37,786
BALANCE— December 31, 2008	$ 87,627	$38,516,037	$35,517,684	$(5,332,015)	$(2,289,990)	$(485,037)	$(1,627,447)	$64,386,859
Comprehensive income:								
Net income	—	—	4,211,401	—	—	—	—	4,211,401
Other comprehensive income—								
Reclassification adjustment for OTTI impairment (net of tax of $117,579)	—	—	—	—	—	—	345,820	345,820
Unrealized holding gain arising during the period (net of tax of $105,415)	—	—	—	—	—	—	212,503	212,503
Comprehensive income:								4,769,724
Purchase of treasury stock	—	—	—	(97,022)	—	—	—	(97,022)
Unallocated ESOP shares committed to employees	—	—	—	—	229,000	—	—	229,000
Excess of fair value above cost of ESOP shares committed to be released	—	(59,676)	—	—	—	—	—	(59,676)
Restricted stock shares	—	397,425	—	—	—	—	—	397,425
Stock options	—	105,412	—	—	—	—	—	105,412
Purchase of shares by deferred compensation plans trust	—	—	—	—	—	(10,704)	—	(10,704)
Current Year Dividends Declared	—	—	(711,880)	—	—	—	—	(711,880)
Unallocated ESOP Dividends applied to ESOP loan payment	—	—	45,837	—	—	—	—	45,837
Dividend received from dissolution of MHC	—	19,162	—	—	—	—	—	19,162
Proceeds from sales of common stock, net	—	30,521,254	—	—	—	—	—	30,521,254
Exchange of shares due to 2nd step stock offering	(14,546)	14,546	—	—	—	—	—	—
Purchase of shares for ESOP	—	—	—	—	(2,260,888)	—	—	(2,260,888)
Retirement of treasury stock	—	(4,300,452)	(1,128,585)	5,429,037	—	—	—	—
BALANCE— December 31, 2009	$ 73,081	$65,213,708	$37,934,456	$ —	$(4,321,878)	$(495,741)	$(1,069,123)	$97,334,503

OCEAN SHORE HOLDING CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—Continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Common Stock Acquired for Employee Benefit Plans	Deferred Compensation Plans Trust	Accumulated Other Comprehensive Income (Loss)	Total Equity
Comprehensive income:								
Net income	—	—	5,444,236	—	—	—	—	5,444,236
Other comprehensive income—								
Reclassification adjustment for OTTI impairment (net of tax of $0)	—	—	—	—	—	—	—	—
Unrealized holding gain arising during the period (net of tax of $253,347)	—	—	—	—	—	—	437,954	437,954
Comprehensive income:								5,882,190
Purchase of treasury stock	—	—	—	(115,208)	—	—	—	(115,208)
Unallocated ESOP shares committed to employees	—	—	—	—	314,400	—	—	314,400
Excess of fair value above cost of ESOP shares committed to be released	—	50,622	—	—	—	—	—	50,622
Restricted stock shares	—	307,600	—	—	—	—	—	307,600
Stock options	—	91,730	—	—	—	—	—	91,730
Purchase of restricted stock shares	—	(1,634,059)	—	—	—	—	—	(1,634,059)
Purchase of shares by deferred compensation plans trust	—	—	—	—	—	(20,401)	—	(20,401)
Current Year Dividends Declared	—	—	(1,753,190)	—	—	—	—	(1,753,190)
Unallocated ESOP Dividends applied to ESOP loan payment	—	—	111,328	—	—	—	—	111,328
Proceeds from sales of common stock, net	—	(15,998)	—	—	—	—	—	(15,998)
Exchange of shares due to 2nd step stock offering	(5)	5	—	—	—	—	—	—
Retirement of treasury stock	—	—	—	—	—	—	—	—
BALANCE— December 31, 2010	$73,076	$64,013,608	$41,736,830	$(115,208)	$(4,007,478)	$(516,142)	$(631,169)	$100,553,517

See notes to consolidated financial statements.

OCEAN SHORE HOLDING CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
OPERATING ACTIVITIES:			
Net income	$ 5,444,236	$ 4,211,401	$ 2,929,235
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,156,727	862,627	1,489,199
Provision for loan losses	891,791	1,251,223	373,300
Deferred income taxes	(501,627)	(1,365,326)	(550,734)
Stock based compensation expense	764,352	672,161	776,189
Impairment charge on AFS securities	—	1,077,400	2,235,365
Gain on call of AFS securities	—	(6,133)	(3,791)
Loss on sale of AFS securities	(5)	—	54,040
Gain on sale of real estate owned	—	(55,325)	—
Cash surrender value of life insurance	(552,956)	(435,477)	(425,865)
Changes in assets and liabilities which provided (used) cash:			
Accrued interest receivable	123,022	(132,522)	151,218
Prepaid expenses and other assets	791,963	(1,944,817)	(930,356)
Accrued interest payable	812	(5,009)	(54,457)
Other liabilities	491,754	803,656	570,071
Net cash provided by operating activities	8,610,069	4,933,859	6,613,414
INVESTING ACTIVITIES:			
Principal collected on:			
Mortgage-backed securities available for sale	4,639,188	6,333,529	7,184,202
Mortgage-backed securities held to maturity	963,377	659,782	553,385
Agency securities available for sale	—	286,802	—
Loans originated, net of repayments	3,460,918	(71,212,636)	(62,936,661)
Purchases of:			
Loans receivable	(1,174,273)	—	(4,378,803)
Investment securities held to maturity	(1,474,102)	(659,727)	(26,012,580)
Federal Home Loan Bank stock	(123,600)	(10,032,400)	(11,568,500)
Office properties and equipment	(382,570)	(2,734,907)	(3,063,234)
Life insurance contracts	(1,500,000)	(1,542,598)	—
Proceeds from sales of:			
Federal Home Loan Bank stock	—	10,979,500	10,991,900
Investment securities available for sale	771,533	500,000	8,692,570
Real estate owned	—	883,107	—
Proceeds from maturities of:			
Investment securities held to maturity	1,474,102	672,307	26,000,000
Investment securities available for sale	—	—	141,664
Mortgage-backed securities available for sale	—	—	1,077,883
Net cash used in investing activities	6,654,573	(65,867,241)	(53,318,174)

(Continued)

OCEAN SHORE HOLDING CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,		
	2010	2009	2008
FINANCING ACTIVITIES:			
Increase (decrease) in deposits	$ 65,912,331	$ 81,467,090	$40,724,246
(Decrease) increase in securities sold under agreements to repurchase	—	—	(8,000,000)
Advances from Federal Home Loan Bank, net	—	(23,800,000)	13,570,000
Dividends paid	(1,753,190)	(711,880)	(535,654)
Purchase of shares by deferred compensation plans trust	(1,654,460)	(10,704)	(24,891)
Purchase of treasury stock	(115,208)	(97,022)	(392,389)
Purchase of ESOP shares	—	(2,260,888)	—
Unallocated ESOP dividends applied to ESOP loan	111,328	45,837	37,785
Increase in advances from borrowers for taxes and insurance	87,999	258,084	315,430
Proceeds from issuance of common stock	(15,998)	30,521,254	—
Dividend received from dissolution of MHC	—	19,162	—
Net cash provided by financing activities	62,572,802	85,430,933	45,694,527
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	77,837,444	24,497,551	(1,010,233)
CASH AND CASH EQUIVALENTS—Beginning of period	33,027,710	8,530,159	9,540,392
CASH AND CASH EQUIVALENTS—End of period	$110,865,154	$ 33,027,710	$ 8,530,159
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the period for:			
Interest	$ 13,828,306	$ 15,043,152	$17,147,778
Income taxes	$ 4,178,080	$ 3,798,784	$ 1,794,000
SUPPLEMENTAL DISCLOSURES OF NON-CASH ITEMS			
Transfers of loans to real estate owned	$ —	$ 925,281	$ —

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

1. NATURE OF OPERATIONS AND THE REORGANIZATION

Ocean Shore Holding Co. ("Company") is the federally chartered holding company for Ocean City Home Bank ("Bank"), a federally chartered savings bank. The Company is a unitary savings and loan holding company and conducts its operations primarily through the Bank. The Bank has one active subsidiary, Seashore Financial Services, LLC, which receives commissions from the sale of insurance products.

On December 18, 2009, the Company completed the "second step" conversion of Ocean City Home Bank from the mutual holding company to the stock holding company form of organization (the "Conversion") pursuant to a Plan of Conversion and Reorganization (the "Plan"). Upon completion of the Conversion, Ocean Shore Holding became the holding company for the Bank and owns all of the issued and outstanding shares of the Bank's common stock. In connection with the Conversion, 4,186,250 shares of common stock, par value $0.01 per share, of Ocean Shore Holding Co. (the "Common Stock") were sold in subscription, community and syndicated community offerings to certain depositors and borrowers of the Bank and other investors for $8.00 per share, or $33.49 million in the aggregate (collectively, the "Offerings"). In addition and in accordance with the Plan, approximately 3,121,868 shares of Common Stock (without taking into consideration cash issued in lieu of fractional shares) were issued in exchange for the outstanding shares of common stock of Ocean Shore Holding Co., the former mid-tier holding company for the Bank, held by persons other than OC Financial MHC. Each share of common stock of Ocean Shore Holding Co. was converted into the right to receive 0.8793 shares of Common Stock in the Conversion. All share and per share amounts have been adjusted in prior periods to reflect the effect of the conversion.

The Bank's market area consists of Atlantic and Cape May counties, New Jersey. Through a ten-branch network, the Bank operates as a retail banking concern in the communities of Ocean City and Marmora within Cape May County, and Linwood, Absecon, Ventnor, Margate, Mays Landing, Egg Harbor Township and Galloway Township within Atlantic County. The Bank is engaged in the business of attracting time and demand deposits from the general public, small businesses and municipalities, and investing such deposits primarily in residential mortgage loans, consumer loans and small commercial loans.

The Bank is subject to regulatory supervision and examination by the Office of Thrift Supervision (the "OTS"), its primary regulator, and the Federal Deposit Insurance Corporation (the "FDIC") which insures its deposits. The Bank is a member of and owns capital stock in the Federal Home Loan Bank (the "FHLB") of New York, which is one of the twelve regional banks that comprise the FHLB System.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements of the Company include the accounts of the Bank and the Bank's wholly owned subsidiary, Seashore Financial LLC, and are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany accounts and transactions have been eliminated in consolidation. Certain information from prior periods has been condensed to conform to the current presentation.

Use of Estimates in the Preparation of Financial Statements—The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The most significant estimates and assumptions in the Company's consolidated financial statements relate to the allowance for loan losses, deferred income taxes and the fair value measurements of financial instruments. Actual results could differ from those estimates.

Treasury Stock—Stock held in treasury by the Company is accounted for using the cost method, which treats stock held in treasury as a reduction to total stockholders' equity.

The Company held 10,810 shares in treasury stock at a cost of $115,000 at December 31, 2010. The Company retired its 451,258 shares of treasury stock totaling $5.4 million as a result of the completion of its second-step reorganization on December 18, 2009 and subsequently held no treasury stock on December 31, 2009.

Concentration of Credit Risk—The majority of the Company's loans are secured by 1 to 4 family real estate or made to businesses in Atlantic or Cape May Counties, New Jersey.

Investment and Mortgage-Backed Securities—The Company's debt securities include both those that are held to maturity and those that are available for sale. The purchase and sale of the Company's debt securities are recorded as of the trade date. At December 31, 2010 and 2009, the Company had no unsettled purchases of investment securities. The following provides further information on the Company's accounting for debt securities:

a. *Held to Maturity*—Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

b. *Available for Sale*—Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments, are classified as available for sale. These securities are carried at estimated fair value. Fair values are based on quoted prices for identical assets in active markets, quoted prices for similar assets in markets that are either actively or not actively traded, or, in some cases where there is limited activity or less transparency around inputs, internally developed discounted cash flow models. Unrealized gains and losses that are not concluded to be other than temporary, are excluded from earnings and are reported net of tax in other comprehensive income. Upon the sale of securities, any unamortized premium or unaccreted discount is considered in the determination of gain or loss from the sale. Realized gains and losses on the sale or call of investment securities are recorded as of the trade date, reported in the Consolidated Statements of Income and determined using the adjusted cost of the specific security sold or called. There were no sales of available for sale securities for the twelve months ended December 31, 2010, 2009 and 2008.

In accordance with Financial Accounting Standards Board ("FASB") FASB ASC 325-40, *Beneficial Interests in Securitized Financial Assets*, and FASB ASC 320-10, *Investments—Debt and Equity Securities*, the Company evaluates its debt securities portfolio for other-than-temporary impairment ("OTTI") throughout the year. Each investment, which has a fair value less than the book value is reviewed on a quarterly basis by management. Management considers at a minimum the following factors that, both individually or in combination, could indicate that the decline is other-than-temporary: (a) the Company has the intent to sell the security; (b) it is more likely than not that it will be required to sell the security before recovery; and (c) the Company does not expect to recover the entire amortized cost basis of the security. Among the factors that are considered in determining intent is a review of capital adequacy, interest rate risk profile and liquidity at the Company. An impairment charge is recorded against individual securities if the review described above concludes that the decline in value is other-than-temporary.

An impairment charge is recorded if the review described above concludes that the decline in value is other-than-temporary. The Company did not record any OTTI for the year-ended 2010. The securities portfolio for the year-ended December 31, 2009 was deemed to include two other-than-temporary impaired investments. As a result, the Company recorded an OTTI charge of $1.1 million during the twelve months ended December 31, 2009. The securities portfolio for the year-ended December 31, 2008 was deemed to include two other-than-temporary impaired investments. As a result, the Company recorded an OTTI charge of $1.9 million during the year ended December 31, 2008. Additionally, the Company recognized $313 thousand OTTI charge in relation to equity securities held in the portfolio during the first quarter of 2008, and subsequently sold.

Deferred Loan Fees—The Bank defers all loan origination fees, net of certain direct loan origination costs. The balance is accreted into income as a yield adjustment over the life of the loan using the level-yield method. Deferred loan fees are recorded as a component of "Loans—net" in the statement of financial condition.

Unearned Discounts and Premiums—Unearned discounts and premiums on loans, investments and mortgage-backed securities purchased are accreted and amortized, respectively, over the estimated life of the related asset using the interest method.

Office Properties and Equipment-Net—Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets as follows: buildings and improvements, ten to thirty nine years or at the lesser of the life of improvement or the lease; furniture and equipment, three to seven years. The costs of maintenance and repairs are expensed as incurred, and renewals and betterments are capitalized.

Real Estate Owned—Real estate owned is comprised of property acquired through foreclosure, in lieu of deed and bank property that is not in use. The property acquired through foreclosure is carried at the lower of the related loan balance or fair value of the property based on an appraisal less estimated cost to dispose. Losses arising from foreclosure transactions are charged against the allowance for loan losses. Bank property is carried at the lower of cost or fair value less estimated cost to dispose. Costs to maintain real estate owned and any subsequent gains or losses are included in the Company's Consolidated Statements of Operations.

Bank Owned Life Insurance—The Company has purchased life insurance policies on certain key employees. The Bank is the primary beneficiary of insurance policies on the lives of officers and employees of the Bank. These policies are recorded at their cash surrender value and the Bank has recognized any increase in cash surrender value of life insurance, net of insurance costs, in the consolidated statements of income. The cash surrender value of the insurance policies is recorded as an asset in the statements of financial condition. The company accounts for split dollar life insurance in accordance with FASB ASC 715-60, *Defined Benefit Plans—Other Post-Retirement*. The guidance provides for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement.

Allowance for Loan Losses—The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are the following: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. Loan impairment is evaluated based on the fair value of collateral or estimated net realizable value. A provision for loan losses is charged to operations based on management's evaluation of the estimated losses that have been incurred in the Company's loan portfolio. It is the policy of management to provide for losses on unidentified loans in its portfolio in addition to classified loans.

Management monitors its allowance for loan losses monthly and makes adjustments to the allowance through the provision for loan losses as economic conditions and other pertinent factors indicate. The quarterly review and adjustment of the qualitative factors employed in the allowance methodology and the updating of historic loss experience allow for timely reaction to emerging conditions and trends. In this context, a series of qualitative factors are used in a methodology as a measurement of how current circumstances are affecting the loan portfolio.

In determining the allowance for loan losses, management has established both general pooled and specific allowances. Values assigned to the qualitative factors and those developed from historic loss experience provide a dynamic basis for the calculation of reserve factors for performing loans (general pooled allowance). The amount of the specific allowance is determined through a loan-by-loan analysis of non-performing loans. Loans not individually reviewed are evaluated as a group using reserve factor percentages based on qualitative and quantitative factors described above. In determining the appropriate level of the general pooled allowance, management makes estimates based on internal risk ratings, which take into account such factors as debt service coverage, loan-to-value ratios, and external factors. If a loan is identified as impaired and is collateral dependant, an appraisal is obtained to provide a base line in determining whether the carrying amount of the loan exceeds the net realizable value. We recognize impairment through a provision estimate or a charge-off is recorded when management determines we will not collect 100% of a loan based on foreclosure of the collateral, less cost to sell the property, or the present value of expected cash flows.

As changes in our operating environment occur and as recent loss experience fluctuates, the factors for each category of loan based on type and risk rating will change to reflect current circumstances and the quality of the loan portfolio. Given that the components of the allowance are based partially on historical losses and on risk rating changes in response to recent events, required reserves may trail the emergence of any unforeseen deterioration in credit quality.

Loans are considered past due 16 days or more past the due date. Loans are considered delinquent if 30 days or more past due. Loans over 90 days past due are placed on non-accrual status. Payments received on non-accrual loans are applied to principal, interest and escrow on mortgage loans and to accrued interest followed by principal on all other loans. Loans are returned to accrual status when no payment is over 90 days past due. Unsecured loans are charged off when becoming more than 90 days past due. Secured loans are charged off to the extent the loan amount exceeds the appraised value of the collateral when over 90 days past due and management believes the uncollectability of the loan balance is confirmed.

Interest income on impaired loans other than nonaccrual loans is recognized on an accrual basis. Interest income on nonaccrual loans is recognized only as collected.

Loans Held for Sale and Loans Sold—The Bank originates mortgage loans held for investment and for sale. At origination, the mortgage loan is identified as either held for sale or for investment. Mortgage loans held for sale are carried at the lower of cost or forward committed contracts (which approximates market), determined on a net aggregate basis. The Bank had no loans classified as held for sale at December 31, 2010 and 2009.

Income Taxes—The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes.* FASB ASC 740 requires the recording of deferred income taxes that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income as well as judgments about availability of capital gains. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets. Further, an inability to employ a qualifying tax strategy to utilize our deferred tax asset arising from capital losses may give rise to an additional valuation allowance. An increase in the valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings. FASB ASC 740 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. When applicable, we recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated income statement. Assessment of uncertain tax positions under FASB ASC 740 requires careful consideration of the technical merits of a position based on management's analysis of tax regulations and interpretations. Significant judgment may be involved in applying the requirements of FASB ASC 740.

Our adherence to FASB ASC 740 may result in increased volatility in quarterly and annual effective income tax rates, as FASB ASC 740 requires that any change in judgment or change in measurement of a tax position taken in a prior period be recognized as a discrete event in the period in which it occurs. Factors that could impact management's judgment include changes in income, tax laws and regulations, and tax planning strategies.

Interest Rate Risk—The Bank is engaged principally in providing first mortgage loans to borrowers. At December 31, 2010 and 2009, approximately two-thirds of the Bank's assets consisted of assets that earned interest at fixed interest rates. Those assets were funded with long-term fixed rate liabilities and with short-term liabilities that have interest rates that vary with market rates over time. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

Earnings Per Share—Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding, net of any treasury shares, during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding, net of any treasury shares, after consideration of the potential dilutive effect of common stock equivalents, based upon the treasury stock method using an average market price of common shares sold during the period. Earnings per share and average common shares outstanding for the prior periods have been adjusted to reflect the impact of the second-step conversion and reorganization of the Company using an exchange ratio of .8793 per share, which occurred on December 18, 2009.

Other Comprehensive Income (Loss)—The Company classifies items of other comprehensive income (loss) by their nature and displays the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of the Consolidated Statements of Financial Condition. Amounts categorized as other comprehensive income (loss) represent net unrealized gains or losses on investment securities available for sale, net of tax. Reclassifications are made to avoid double counting in comprehensive income (loss) items which are displayed as part of net income for the period. These adjustments are reflected in the consolidated statements of changes in equity.

Stock Based Compensation—Stock-based compensation is accounted for in accordance with FASB ASC 718, Compensation – Stock Compensation. The Company establishes fair value for its equity awards to determine their cost. The Company recognizes the related expense for employees over the appropriate vesting period, or when applicable, service period. However, consistent with the stock compensation topic of the FASB Accounting Standards Codification, the amount of stock-based compensation recognized at any date must at least equal the portion of the grant date value of the award that is vested at that date and as a result it may be necessary to recognize the expense using a ratable method. In accordance with FASB ASC 505-50, Equity-Based Payments to Non-Employees, the compensation expense for non-employees is recognized on the grant date, or when applicable, the service period.

The Company's 2005 and 2010 Equity-Based Incentive Plans (the "Equity Plans") authorizes the issuance of shares of common stock pursuant to awards that may be granted in the form of stock options to purchase common stock ("options") and awards of shares of common stock ("stock awards"). The purpose of the Equity Plans is to attract and retain personnel for positions of substantial responsibility and to provide additional incentive to certain officers, directors, advisory directors, employees and other persons to promote the success of the Company. Under the Equity Plans, options expire ten years after the date of grant, unless terminated earlier under the option terms. A committee of non-employee directors has the authority to determine the conditions upon which the options granted will vest. Options are granted at the then fair market value of the Company's stock.

In June 2010, the shareholders of the Company approved the adoption of the 2010 Equity Based Incentive Plan (the "2010 Equity Plan"). The 2010 Equity Plan provides for the grant of shares of common stock of the Company to officers, directors and employees of the Company. In order to fund the grant of shares under the 2010 Equity Plan, the Company established the Equity Plan Trust (the "Trust") which purchased 141,306 shares of the Company's common stock in the open market for approximately $1.6 million, resulting in an average price of $11.53 per share. The Company made sufficient contributions to the Trust to fund these purchases. No additional purchases are expected to be made by the Trust under this plan. Pursuant to the terms of the 2010 Equity Plan, 99,000 shares acquired by the Trust were granted to certain officers and directors of the Company in August 2010. Non-vested restricted stock award shares granted under the 2010 Equity Plan will vest at the rate of 20% per year over five years. As of December 31, 2010, 99,000 shares have been fully vested, 99,000 shares issued and no shares were forfeited.

Compensation expense related to the shares granted from the Equity Plans was recognized ratably over the five year vesting period in an amount which totals the market price of the Company's stock at the date of grant. During the years ended December 31, 2010 and 2009, 30,125 shares were earned each year by participants of the

Equity Plans, based on the proportional vesting of the awarded shares. During the years ended December 31, 2010, 2009 and 2008, approximately $308,000, $397,000 and $397,000, respectively, was recognized as compensation expense of the Equity Plans.

The Equity Plans also authorize the grant of stock options to officers, employees and directors of the Company to acquire shares of common stock with an exercise price equal to the fair market value of the common stock on the grant date. Options will generally become vested and exercisable at the rate of 20% per year over five years. A total of 587,504 shares of common stock have been approved for issuance pursuant to the grant of stock options under the Equity Plans of which 257,010 options were awarded on August 18, 2010, 34,182 were options were awarded on November 20, 2007, 21,103 options were awarded on November 21, 2006 and 348,203 options were awarded on August 10, 2005. At December 31, 2010, 15,400 options issued in 2010, 2,198 options issued in 2007, 1,319 options issued in 2006 and 54,077 options issued in 2005 have been forfeited.

Common Stock Acquired for Employee Benefit Plans—Unearned ESOP shares are not considered outstanding for calculating net income per common share and are shown as a reduction of stockholders' equity and presented as Common Stock Acquired for Employee Benefit Plans. During the period the ESOP shares are committed to be released, the Company recognizes compensation cost equal to the fair value of the ESOP shares. When the shares are released, Common Stock Acquired for Employee Benefit Plans is reduced by the cost of the ESOP shares released and the differential between the fair value and the cost is charged/credited to additional paid-in capital. The loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP reported as a liability in the Company's consolidated financial statements including 282,611 shares added on December 18, 2009 for $2.3 million in connection with the second-step conversion and reorganization of the Company.

Statement of Cash Flows—For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Segment Information—As a community oriented financial institution, substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community-banking operations, which constitutes the Company's only operating segment for financial reporting purposes.

New Accounting Pronouncements—In July 2010, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update ("ASU") 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* This guidance requires disclosure on a disaggregated basis at two levels, portfolio segments and classes of financing receivables. This guidance also requires a roll forward schedule of the allowance for loan losses on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method, the related recorded investment in financing receivables, the nonaccrual status of financing receivables by class, and impaired financing receivables by class. Additional disclosures are required that relate to the credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables, the aging of past due financing receivables, the nature and extent of troubled debt restructurings and their effect on the allowance for loan losses, the nature and extent of financing receivables modified as troubled debt restructurings within the previous 12 months that defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses, and significant purchases and sales of financing receivables during the period disaggregated by portfolio segment. The new guidance is effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures required by this guidance are contained in the consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements.* This guidance removes the requirement for a Securities and Exchange Commission ("SEC") filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. FASB ASU 2010-09 is intended to remove potential conflicts with the SEC's literature and all of the its amendments are effective upon issuance, except for the use of the issued date for conduit debt obligors, which will be effective for interim or annual periods ending after June 15, 2010. The Company adopted the new guidance and it did not have a material impact on the Company's financial condition, results of operations or cash flows. The disclosures required by this guidance are contained in the consolidated financial statements.

In January 2010, the FASB issued FASB ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.* This guidance requires: (1) disclosure of the significant amount transferred in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers; and (2) separate presentation of purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). In addition, FASB ASU 2010-06 clarifies the requirements of the following existing disclosures set forth in FASB ASC 820, *Fair Value Measurements and Disclosures*: (1) For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning January 1, 2011, and for interim periods within those fiscal years. The disclosures required by this guidance are contained in the consolidated financial statements.

3. INVESTMENT SECURITIES

Investment securities are summarized as follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Held to Maturity				
US treasury and government sponsored entity mortgage-backed securities	$ 2,467,418	$171,307	$ —	$ 2,638,725
Totals	$ 2,467,418	$171,307	$ —	$ 2,638,725
Available for Sale				
Debt securities:				
Municipal	$ 1,419,971	$ 11,410	$ —	$ 1,431,381
Corporate	8,198,927	—	(1,795,691)	6,403,236
Equity securities	2,596	13,562	(1,777)	14,381
US treasury and government sponsored entity mortgage-backed securities	12,608,714	795,963	—	13,404,677
Totals	$22,230,208	$820,935	$(1,797,468)	$21,253,675

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Held to Maturity				
US treasury and government sponsored entity mortgage-backed securities	$ 3,440,275	$139,336	$	$ 3,579,611
Totals	$ 3,440,275	$139,336	$ —	$ 3,579,611
Available for Sale				
Debt securities:				
Federal Agencies	$ 771,507	$ 1,954	$ —	$ 773,461
Municipal	1,419,030	11,597	—	1,430,627
Corporate	8,197,324	—	(2,458,832)	5,738,492
Equity securities	2,596	14,348	—	16,944
US treasury and government sponsored entity mortgage-backed securities	17,264,145	764,456	(1,358)	18,027,243
Totals	$27,654,602	$792,355	$(2,460,190)	$25,986,767

The following table provides the gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009:

	December 31, 2010					
	Less Than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
Debt securities:						
Corporate	$978,030	$(52,429)	$5,425,006	$(1,743,262)	$6,403,036	$(1,795,691)
Totals	$978,030	$(52,429)	$5,425,006	$(1,743,262)	$6,403,036	$(1,795,691)

	December 31, 2009					
	Less Than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
Debt securities:						
Federal Agencies	$ —	$ —	$ 358,789	$ (1,358)	$ 358,789	$ (1,358)
Corporate	—	—	5,738,292	(2,458,832)	5,738,292	(2,458,832)
Totals	$ —	$ —	$6,097,081	$(2,460,190)	$6,097,081	$(2,460,190)

Management has reviewed its investment securities as of December 31, 2010 and has determined that all declines in fair value below amortized cost are temporary.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The Company determines whether the unrealized losses are temporary in accordance with FASB ASC 325-40, when applicable, and FASB ASC

320-10. The evaluation is based upon factors such as the creditworthiness of the issuers/guarantors, the underlying collateral, if applicable, and the continuing performance of the securities. Management also evaluates other facts and circumstances that may be indicative of an OTTI condition. This includes, but is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost, and near-term prospects of the issuer.

In April 2009, the accounting regulations in the United States changed the existing impairment guidelines with respect to the debt securities requiring the Company to assess whether the credit loss existed by considering whether (1) it does not expect to recover the entire amortized cost basis of the security, (2) the Company has the intent to sell the security, or (3) it is more likely than not that it will be required to sell the security before recovery. The guidance allows the Company to bifurcate the impact on securities where impairment in value was deemed to be other than temporary between the component representing credit loss and the component representing loss related to other factors, when the security is not otherwise intended to be sold or is required to be sold. The portion of the fair value decline attributable to credit loss must be recognized through a charge to earnings. The credit component is determined by comparing the present value of the cash flows expected to be collected, discounted at the rate in effect before recognizing any OTTI, with the amortized cost basis of the debt security. The Company uses the cash flow expected to be realized from the security, which includes assumptions about interest rates, timing and severity of defaults, estimates of potential recoveries, the cash flow distribution from the bond indenture and other factors, then applies a discount rate equal to the effective yield of the security. The difference between the present value of the expected cash flows and the amortized book value is considered a credit loss. The fair market value of the security is determined using the same expected cash flows, where market-based observable inputs are not available; the discount rate is a rate the Company determines from open market and other sources as appropriate for the security. The fair value is based on market prices or market-based observable inputs are available. The difference between the fair market value and the credit loss is recognized in other comprehensive income

Upon adoption of to the new accounting regulations the Company was required to record a cumulative effect adjustment to reclassify the non-credit portion of any other-than-temporary impairments previously recorded through earnings to accumulated other comprehensive income. The adoption had no impact on the opening balance sheet as the entire amount of the previously recorded charges was concluded to be credit related impairment.

For the year ended December 31, 2009, the Company updated its assessment of securities with unrealized losses and whether the losses were temporary in nature. Upon completion of this review, $1.077 million of additional credit losses were incurred related to securities for which the Company had previously recorded an OTTI charge in prior periods.

Below is a roll forward of the anticipated credit losses on securities for which the Company has recorded other than temporary impairment charges through earnings and other comprehensive income.

	2010	2009
Credit component of OTTI as of January 1,	$3,000,000	$1,922,600
Additions for credit related OTTI charges on previously unimpaired securities	—	—
Reductions for securities sold during the period	—	—
Reductions for increases in cash flows expected to be collected and recognized over the remaining life of the security	—	—
Additional increases as a result of impairment charges recognized on investments for which an OTTI was previously recognized	—	1,077,400
Credit component of OTTI as of December 31,	$3,000,000	$3,000,000

Two pooled trust preferred collateralized debt obligations ("CDOs") backed by bank trust capital securities have been determined to be other-than-temporarily impaired due solely to credit related factors. These securities have Fitch credit ratings below investment grade at December 31, 2010. Each of the securities is in the mezzanine levels of credit subordination. The underlying collateral consists of the bank trust capital securities of over 50 institutions. A summary of key assumptions utilized to forecast future expected cash flows on the securities determined to have OTTI were as follows as of December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Future loss rate assumption per annum	.8% to 1.2%	.8% to 1.2%
Expected cumulative loss percentage	27.8%	27.8%
Cumulative loss percentage to date	37.0% to 33.2%	27.7 to 21.2%
Remaining life	31 years	32 years

Corporate Debt Securities—The Company's investments in corporate debt securities consist of corporate debt securities issued by large financial institutions and single issuer and CDOs backed by bank trust preferred capital securities.

At December 31, 2010, one debt securities and four single issue trust preferred securities had been in a continuous unrealized loss position for 12 months or longer. Those securities had aggregate depreciation of 32.1% from the Company's amortized cost basis. The decline is primarily attributable to depressed pricing of two private placement single issuer trust preferred securities. There has been limited secondary market trading for these types of securities, as a declining domestic economy and increasing credit losses in the banking industry have led to illiquidity in the market for these types of securities. The unrealized loss on these debt securities relates principally to the increased credit spread and a lack of liquidity currently in the financial markets for these types of investments. These securities were performing in accordance with their contractual terms as of December 31, 2010, and had paid all contractual cash flows since the Company's initial investment. Management believes these unrealized losses are not other-than-temporary based upon the Company's analysis that the securities will perform in accordance with their terms and the Company's intent not to sell or lack of requirement to sell these investments for a period of time sufficient to allow for the anticipated recovery of fair value, which may be maturity. The Company expects recovery of fair value when market conditions have stabilized and that the Company will receive all contractual principal and interest payments related to those investments.

At December 31, 2009, six debt securities had been in a continuous unrealized loss position for 12 months or longer. Those securities had aggregate depreciation of 30.0% from the Company's amortized cost basis. There has been limited secondary market trading for some of these types of securities, as a declining domestic economy and increasing credit losses in the banking industry have led to illiquidity in the market for these types of securities. The unrealized loss on these debt securities relates principally to the changes in market interest rates and a lack of liquidity currently in the financial markets. These securities were performing in accordance with their contractual terms as of December 31, 2009, and had paid all contractual cash flows since the Company's initial investment. Accordingly, the Company currently believes it is probable that it will collect all amounts due according to the contractual terms of the investment. Management concluded that an other-than-temporary impairment did not exist and that the decline in value was attributed to the illiquidity in the financial markets, based upon its analysis and the fact that the Company does not intend to sell these securities and that it is more likely than not that the Company will not be required to sell these securities.

United States Treasury and Government Sponsored Enterprise Mortgage-backed Securities—The Company's investments in United States government sponsored enterprise notes consist of debt obligations of the Federal Home Loan Bank ("FHLB"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), and Federal National Mortgage Association ("Fannie Mae"). At December 31, 2010 the Company had no agency mortgage-backed securities with unrealized losses. At December 31, 2009, three agency mortgage-backed securities had been in a continuous unrealized loss position for 12 months or longer. Those securities had aggregate depreciation of 0.38% from the Company's amortized cost basis. The unrealized losses relate principally to the changes in market interest rates since the time of purchase and the widening of credit spreads of mortgage backed securities markets. These securities represent asset-backed issues that are issued or guaranteed by a U.S. Government sponsored agency or carrying the full faith and credit of the United States through a government agency and are currently rated AAA by at least one bond credit rating agency. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the securities, and the Company anticipates it will recover the entire amortized cost basis of the securities, accordingly, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

The amortized cost and estimated fair value of debt securities available for sale at December 31, 2010 and 2009 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2010	
	Available for Sale Securities	
	Amortized Cost	Estimated Fair Value
Due within 1 year	$ —	$ —
Due after 1 year through 5 years	1,000,000	908,160
Due after 5 years through 10 years	—	—
Due after 10 years	8,618,898	6,926,457
Total	$9,618,898	$7,834,617

	December 31, 2009	
	Available for Sale Securities	
	Amortized Cost	Estimated Fair Value
Due within 1 year	$ 771,507	$ 773,462
Due after 1 year through 5 years	—	—
Due after 5 years through 10 years	1,000,000	803,750
Due after 10 years	8,616,354	6,365,369
Total	$10,387,861	$7,942,581

Equity securities had a cost of $2,596 and a fair value of $14,381 as of December 31, 2010 and a cost of $2,596 and fair value of $16,944 as of December 31, 2009. Mortgage-backed securities had a cost of $15,076,132 and a fair value of $16,043,402 as of December 31, 2010 and a cost of $20,704,420 and a fair value of $21,606,854 as of December 31, 2009.

4. LOANS RECEIVABLE—NET

Loans receivable consist of the following:

	December 31,	
	2010	2009
Real estate—mortgage:		
One-to-four family residential	$514,853,007	$521,361,263
Commercial and multi-family	55,237,743	49,801,620
Total real—estate mortgage	570,090,750	571,162,883
Real estate—construction:		
Residential	7,785,191	5,605,724
Commercial	3,723,800	2,937,089
Total real estate—construction	11,508,991	8,542,813
Commercial	21,963,288	22,893,039
Consumer		
Home equity	57,119,018	60,729,520
Other consumer loans	775,569	795,761
Total consumer loans	57,894,587	61,525,281
Total loans	661,457,616	664,124,016
Net deferred loan cost	2,870,467	3,014,832
Allowance for loan losses	(3,988,076)	(3,476,040)
Net total loans	$660,340,007	$663,662,808

The Bank grants loans to customers primarily in its local market area. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market. The intent of management is to hold loans originated and purchased to maturity.

The Bank is servicing loans for the benefit of others totaling approximately $3,099,000 and $4,523,000 at December 31, 2010 and 2009, respectively. Servicing loans for others generally consists of collecting mortgage payments, disbursing payments to investors and occasionally processing foreclosures. Loan servicing income is recorded upon receipt and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

The Bank originates and purchases both fixed and adjustable interest rate loans. At December 31, 2010 and 2009, the composition of these loans was approximately $514,221,000 and $519,532,000, respectively, of fixed rate loans and $147,237,000 and $144,592,000, respectively, of adjustable rate loans.

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,		
	2010	2009	2008
Balance, beginning of year	$3,476,040	$2,683,956	$2,307,225
Provision for loan loss	891,791	1,251,223	373,300
Charge-offs	(379,755)	(460,541)	—
Recoveries	—	1,402	3,431
Balance, end of year	$3,988,076	$3,476,040	$2,683,956

The provision for loan losses charged to expense is based upon past loan loss experiences and an evaluation of losses in the current loan portfolio, including the evaluation of impaired loans. The Company established a provision for loan losses of $892,000 for the year ended December 31, 2010 as compared to $1.25 million for the comparable period in 2009. A contributing factor in the decrease of the loan loss provision for the year ended December 31, 2010 compared to 2009 was less general reserves required of $323,000 in 2010 compared to $966,000 in 2009 due to no loan growth in 2010 offset by additional specific reserves on impaired loans of $569,000 in 2010 compared to $285,000 in 2009.

A loan is considered to be impaired when, based upon current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of December 31, 2010, 2009 and 2008, the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Loans collectively evaluated for impairment include residential real estate loans, consumer loans, and smaller balance commercial and commercial real estate loans.

Non-performing loans at December 31, 2010 and 2009 consisted of non-accrual loans that amounted to $5,222,374 and $1,844,849 respectively. The reserve for delinquent interest on loans totaled $246,558, and $90,757 at December 31, 2010 and 2009, respectively.

Year end non-accrual loans segregated by class of loans were as follows:

	2010	2009
Real Estate		
1-4 Family Residential	$4,282,002	$1,592,638
Commercial and Multi-Family	729,289	139,405
Real Estate Construction	—	—
Commercial	134,238	21,721
Consumer	76,845	91,085
Total	$5,222,374	$1,844,849

An age analysis of past due loans, segregated by class of loans, as of December 31, 2010 and 2009 is as follows:

	30-69 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loan Receivables
2010						
Real Estate						
1-4 Family Residential	$1,584,054	$ —	$4,282,002	$5,866,056	$508,986,951	$514,853,007
Commercial and Multi-Family	—	—	729,289	729,289	54,508,454	55,237,743
Construction	—	—		—	11,508,991	11,508,991
Commercial	—	—	134,238	134,238	21,829,050	21,963,288
Consumer	81,600	—	76,845	158,445	57,736,142	57,894,587
Total	$1,665,654	$ —	$5,222,374	$6,888,028	$654,569,588	$661,457,616
2009						
Real Estate						
1-4 Family Residential	$ 501,083	$ —	$1,592,638	$2,093,721	$519,267,542	$521,361,263
Commercial and Multi-Family	137,146	—	139,405	276,551	49,525,069	49,801,620
Construction	—	—	—	—	8,542,813	8,542,813
Commercial	98,885	—	21,721	120,606	22,772,433	22,893,039
Consumer	149,441	33,531	82,199	265,171	61,260,110	61,525,281
Total	$ 886,555	$33,531	$1,835,963	$2,756,049	$661,367,967	$664,124,016

Year end impaired loans are set forth the in the following table. No interest income was recognized on impaired loans subsequent to their classification as impaired.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
2010				
With no related allowance recorded				
Real Estate				
1-4 Family Residential	$2,997,524	$2,997,524	$ —	$428,218
Commercial and Multi-Family	729,289	729,289	—	243,096
Commercial	98,885	98,885	—	98,885
Consumer	27,919	27,919	—	27,919
With an allowance recorded				
Real Estate				
1-4 Family Residential	1,284,478	1,284,478	359,301	256,895
Commercial and Multi-Family	—	—	—	—
Commercial	35,353	35,353	73,285	35,353
Consumer	48,926	48,926	49,161	48,926
Total				
Real Estate				
1-4 Family Residential	$4,282,002	$4,282,002	$359,301	$685,113
Commercial and Multi-Family	729,289	729,289	—	243,096
Commercial	134,238	134,238	73,285	134,238
Consumer	76,845	76,845	49,161	76,845
2009				
With no related allowance recorded				
Real Estate				
1-4 Family Residential	$ —	$ —	$ —	$ —
Commercial and Multi-Family	—	—	—	—
Commercial	—	—	—	—
Consumer	—	—	—	—
With an allowance recorded				
Real Estate				
1-4 Family Residential	1,120,531	1,120,531	265,531	280,133
Commercial and Multi-Family	—	—	—	—
Commercial	21,720	21,720	10,860	21,720
Consumer	15,346	15,346	8,346	15,346
Total				
Real Estate				
1-4 Family Residential	$1,120,531	$1,120,531	$265,531	$280,133
Commercial and Multi-Family	—	—	—	—
Commercial	21,720	21,720	10,860	21,720
Consumer	15,346	15,346	8,346	15,346

The average recorded investment in impaired loans was $3,696,000 in 2008.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

The following table presents classified loans by class of loans as of December 31, 2010 and 2009.

	Real Estate									
	1-4 Family Residential		Commercial and Multi-Family		Construction		Commercial		Consumer	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Grade:										
Special Mention	$ 927,945	$1,661,090	$ —	$ —	$—	$—	$ —	$ —	$197,031	$147,376
Substandard	$8,291,507	4,846,072	1,310,396	1,485,474	—	—	476,895	2,264,694	302,046	273,088
Doubtful and Loss	$ 288,977	—	—	—	—	—	70,686	21,721	48,926	17,895
Total	$9,508,429	$6,507,162	$1,310,396	$1,485,474	$—	$—	$547,581	$2,286,415	$548,003	$438,359

The following table presents the credit risk profile of loans based on payment activity as of December 31, 2010 and 2009.

	Real Estate									
	1-4 Family Residential		Commercial and Multi-Family		Construction		Commercial		Consumer	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Performing	$510,571,005	$519,409,098	$54,508,454	$49,662,215	$11,508,991	$8,542,813	$21,829,050	$22,849,597	$57,817,742	$61,434,196
Non-Performing	4,282,002	1,952,165	729,289	139,405	—	—	134,238	21,721	76,845	91,085
Total	$514,853,007	$521,361,263	$55,237,743	$49,801,620	$11,508,991	$8,542,813	$21,963,288	$22,871,318	$57,894,587	$61,525,281

The following table details activity in the allowance for possible loan losses by portfolio segment for the years ended December 31, 2010 and 2009. Allocation of a portion of the allowance to one category does not preclude its availability to absorb losses in other categories.

	Real Estate					
	1-4 Family Residential	Commercial and Multi-Family	Construction	Commercial	Consumer	Total
2010						
Allowance for credit losses:						
Beginning Balance	$ 2,220,529	$ 524,107	$ 49,680	$ 275,826	$ 405,898	$ 3,476,040
Charge-offs	(16,316)	(35,347)	—	(10,860)	(317,232)	(379,755)
Recoveries	—	—	—	—	—	—
Provision for loan losses	527,112	(206,998)	(17,186)	3,445	585,418	891,791
Ending balance	$ 2,731,325	$ 281,762	$ 32,494	$ 268,411	$ 674,084	$ 3,988,076
Ending balance: individually evaluated for impairment	$ 359,300	$ —	$ —	$ 73,285	$ 49,510	$ 482,095
Ending balance: collectively evaluated for impairment	$ 2,372,025	$ 281,762	$ 32,494	$ 195,126	$ 624,574	$ 3,505,981
Loan Receivables:						
Ending balance	$514,853,007	$55,237,743	$11,508,991	$21,963,288	$57,894,587	$661,457,616
Ending balance: individually evaluated for impairment	$ 4,282,002	$ 729,289	$ —	$ 134,238	$ 76,845	$ 5,222,374
Ending balance: collectively evaluated for impairment	$510,571,005	$54,508,454	$11,508,991	$21,829,050	$57,817,742	$656,235,242
2009						
Allowance for credit losses:						
Beginning Balance	$ 1,687,573	$ 430,531	$ 46,741	$ 172,212	$ 346,899	$ 2,683,956
Charge-offs	(420,541)	—	—	—	(40,000)	(460,541)
Recoveries	—	—	—	—	1,402	1,402
Provision for loan losses	933,297	142,225	10,354	67,750	97,597	1,251,223
Ending balance	$ 2,200,329	$ 572,756	$ 57,095	$ 239,962	$ 405,898	$ 3,476,040
Ending balance: individually evaluated for impairment	$ 265,531	$ —	$ —	$ 10,860	$ 8,346	$ 284,737
Ending balance: collectively evaluated for impairment	$ 1,934,798	$ 572,756	$ 57,095	$ 229,102	$ 397,552	$ 3,191,303
Loan Receivables:						
Ending balance	$521,361,263	$49,801,620	$ 8,542,813	$22,893,039	$61,525,281	$664,124,016
Ending balance: individually evaluated for impairment	$ 1,592,638	$ 139,405	$ —	$ 21,721	$ 91,085	$ 1,844,849

Certain directors and officers of the Company have loans with the Bank. Repayments and other includes loans for which there was a change in employee status which resulted in a change in loan classification. Total loan activity for directors and officers was as follows:

	Years Ended December 31,		
	2010	2009	2008
Balance, beginning of year	$5,128,215	$4,991,656	$5,485,365
Additions	160,750	605,000	215,000
Repayments and other	(458,681)	(468,441)	(708,709)
Balance, end of year	$4,830,284	$5,128,215	$4,991,656

5. OFFICE PROPERTIES AND EQUIPMENT—NET

Office properties and equipment are summarized by major classification as follows:

	December 31, 2010	December 31, 2009
Land	$ 3,215,775	$ 3,215,775
Buildings and improvements	12,717,379	12,647,810
Furniture and equipment	6,079,969	5,885,311
Total	22,013,123	21,748,896
Accumulated depreciation	(9,107,597)	(8,236,737)
Net	$12,905,526	$13,512,159

For the years ended December 31, 2010, 2009 and 2008, depreciation expense amounted to $973,765, $1,007,813, and $899,549, respectively.

6. DEPOSITS

Deposits consist of the following major classifications:

	December 31,			
	2010		2009	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
NOW and other demand deposit accounts	$289,903,528	0.66%	$249,422,646	0.94%
Passbook savings and club accounts	102,467,025	1.07%	73,976,828	1.14%
Subtotal	392,370,553		323,399,474	
Certificates with original maturities:				
Within one year	93,134,491	1.11%	113,814,174	1.69%
One to three years	94,347,156	2.17%	76,504,418	2.85%
Three years and beyond	23,482,226	3.48%	23,704,028	2.97%
Total certificates	210,963,873		214,022,620	
Total	$603,334,426		$537,422,094	

The aggregate amount of certificate accounts in denominations of $100,000 or more at December 31, 2010 and 2009 amounted to $83,439,728 and $86,977,676, respectively. Currently, deposit amounts in excess of $250,000 are generally not federally insured.

Municipal demand deposit accounts in denominations of $100,000 or more at December 31, 2009 and 2009 amounted to $108,593,238 and $93,099,368, respectively.

7. ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK

Advances from the FHLB of New York are as follows:

Due	Interest Rate	December 31, 2010	December 31, 2009
December 17, 2014	3.765%	$ 15,000,000	$ 15,000,000
December 21, 2015	4.540%	5,000,000	5,000,000
April 11, 2016	4.795%	10,000,000	10,000,000
August 22, 2016	4.361%	10,000,000	10,000,000
February 28, 2017	4.070%	10,000,000	10,000,000
April 5, 2017	4.580%	10,000,000	10,000,000
June 22, 2017	4.609%	20,000,000	20,000,000
August 1, 2017	4.320%	10,000,000	10,000,000
November 16, 2017	3.875%	20,000,000	20,000,000
		$110,000,000	$110,000,000

The advances are collateralized by FHLB stock and substantially all first mortgage loans. The carrying value of assets pledged to the FHLB of New York was $368,748,204 and $367,562,888 at December 31, 2010 and 2009, respectively.

The following table sets forth information concerning balances and interest rates on our FHLB advances at the dates and for the periods indicated.

	December 31, 2010	December 31, 2009
Weighted average balance during the period	$110,000,000	$121,842,068
Maximum month-end balance during the period	110,000,000	142,900,000
Balance outstanding at the end of the period	110,000,000	110,000,000
Weighted average interest rate during the period	4.23%	3.87%
Weighted average interest rate at the end of the period	4.23%	4.23%

Unused lines of credit and borrowing capacity available for short-term and long-term borrowings from the FHLB of New York at December 31, 2010 and 2009 were $212,748,204 and $257,562,888, respectively.

8. INCOME TAXES

The income tax provision consists of the following:

	Years Ended December 31,		
	2010	2009	2008
Income taxes:			
Current:			
Federal	$2,898,532	$ 2,929,213	$1,723,112
State	1,034,490	1,050,735	619,798
Total current tax provision	3,933,022	3,979,948	2,342,910
Deferred:			
Federal	(292,597)	(1,108,348)	(586,898)
State	(209,030)	(256,978)	36,164
Total deferred tax provision (benefit)	(501,627)	(1,365,326)	(550,734)
Total income tax provision	$3,431,395	$ 2,614,622	$1,792,176

The Company's provision for income taxes differs from the amounts determined by applying the statutory federal income tax rate to income before income before taxes as follows:

	Years Ended December 31,					
	2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax expense at statutory rate	$3,017,720	34.0%	$2,320,848	34.0%	$1,605,280	34.0%
State income taxes, net of federal benefit	544,810	6.1	523,879	7.7	432,934	9.2
Changes in taxes resulting from:						
Tax exempt income	(211,336)	(2.3)	(171,772)	(2.6)	(173,772)	(3.7)
Non-deductible expenses	80,201	0.9	60,466	0.9	61,548	1.3
(Decrease) Increase in valuation allowance	—	—	(118,799)	(1.7)	(141,107)	(3.0)
Other	—	—	—	—	7,293	0.2
Total	$3,431,395	38.7%	$2,614,622	38.3%	$1,792,176	38.0%

The effective tax rate for 2010 was 38.7% compared to 38.3% for 2009. The Company recorded a reduction of $119,000 in 2009 of a tax valuation allowance for charitable contributions carryover deduction resulting from higher than projected taxable income allowing for utilization of the remainder of the carryover. The effective tax rate for 2009 was 38.3% compared to 38.0% for 2008. The Company recorded a reduction of $122,000 in 2008 of a tax valuation allowance for charitable contributions carryover deduction as it was able to utilize the carryover due to higher than expected taxable income. The higher state income taxes were the result of non-deductible expenses related to impairment of securities.

Items that gave rise to significant portions of the deferred tax accounts are as follows:

	December 31,		
	2010	2009	2008
Deferred tax assets:			
Unrealized loss on available for sale securities	$ 345,365	$ 598,712	$ 955,586
Charitable contributions	—	—	121,843
Allowance for loan losses	1,592,838	1,531,925	1,071,972
Nonperforming loans	98,475	36,248	28,269
Deferred compensation	361,698	311,744	255,913
Employee benefits	1,334,055	1,173,549	1,002,640
Other than temporary impairment	1,019,932	1,019,932	653,616
Property	26,010	30,953	—
State net operating loss carryover	—	—	243,733
Other	37,059	26,976	24,318
Total deferred tax assets—gross	4,815,432	4,730,039	4,357,890
Valuation allowance	—	—	(365,576)
Total deferred tax assets—net	4,815,432	4,730,039	3,992,314
Deferred tax liabilities:			
Deferred loan fees	(1,120,197)	(1,151,950)	(1,076,437)
Property	—	—	(37,685)
Servicing	(7,910)	(12,453)	(17,203)
Other	—	(3,508)	—
IRC Section 475 mark-to-market	(89,720)	(212,796)	(520,129)
Total deferred tax liabilities	(1,217,827)	(1,380,707)	(1,651,454)
Net deferred tax asset	$ 3,597,605	$ 3,349,332	$ 2,340,860

The Bank uses the specific charge-off method for computing reserves for bad debts. The bad debt deduction allowable under this method is available to large banks with assets over $500 million. Generally, this method allows the Bank to deduct an annual addition to the reserve for bad debts equal to its net charge-offs.

Pursuant to ASC-740, the Company is not required to provide deferred taxes on its tax loan loss reserve as of December 31, 1987. The amount of this reserve on which no deferred taxes have been provided is approximately $2.4 million and is included in retained earnings at December 31, 2010 and 2009. This reserve could be recognized as taxable income and create a current and/or deferred tax liability using the income tax rates then in effect if one of the following occur: (1) the Company's retained earnings represented by this reserve are used for distributions in liquidation or for any other purpose other than to absorb losses from bad debts; (2) the Company fails to qualify as a Bank, as provided by the Internal Revenue Code; or (3) there is a change in federal tax law.

The Company adopted ASC-740 on January 1, 2007 and the initial application of the interpretation did not have an impact to the Company's financial position or results of operations. At December 31, 2010 and 2009, there was no liability for uncertain tax positions and no known unrecognized tax benefits at December 31, 2010 and 2009.

The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated income statement. As of December 31, 2010, the tax years ended December 31, 2007 through 2010 were subject to examination by the Internal Revenue Service, while the tax years ended December 31, 2006 through 2010 were subject to state examination. As of December 31, 2010 and 2009, no audits were in process by a major tax jurisdiction that, if completed during the next twelve months, would be expected to result in a material change to the Company's unrecognized tax benefits, as none exist.

9. JUNIOR SUBORDINATED DEBENTURES

In 1998, Ocean Shore Capital Trust I (the "Trust"), a trust created under Delaware law that is wholly owned by the Company, issued $15 million of 8.67% Capital Securities (the "Capital Securities") with a liquidation amount of $1,000 per Capital Security unit and a scheduled maturity of July 15, 2028. The proceeds from the sale of the Capital Securities were utilized by the Trust to invest in $15.5 million of 8.67% Junior Subordinated Deferrable Interest Debentures (the "Debentures") of the Company. The Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debentures represent the sole assets of the Trust. Interest on the Capital Securities is cumulative and payable semi-annually in arrears. The Company has the option, subject to required regulatory approval, to prepay the Debentures in whole or in part, at various prepayment prices, plus accrued and unpaid interest thereon to the date of the prepayment.

10. COMMITMENTS AND CONTINGENCIES

Loan Commitments—As of December 31, 2010, the Company had approximately $14,872,000 in outstanding commitments to originate fixed and variable rate loans with market interest rates ranging from 3.50% to 6.00% and approximately $39,472,000 in unused lines of credit with interest rates ranging from 2.75% to 16.00% on outstanding balances. Commitments are issued in accordance with the same policies and underwriting procedures as settled loans.

Lease Commitment—The Company leases certain property and equipment under noncancellable operating leases. Scheduled minimum lease payments are as follows as of December 31, 2010:

Year Ending December 31	
2011	$96,090
Thereafter	—
Total	$96,090

Rent expense for all operating leases was approximately $121,637, $143,849 and $167,355 for the years ended December 31, 2010, 2009 and 2008, respectively.

Cash Reserve Requirement—The Bank is required to maintain average reserve balances under the Federal Reserve Act and Regulation D issued thereunder. Such reserves totaled approximately $100,000 at December 31, 2010 and 2009.

Restrictions on Funds Transferred—There are various restrictions which limit the ability of a bank subsidiary to transfer funds in the form of cash dividends, loans or advances to the parent company. Under federal law, the approval of the primary regulator is required if dividends declared by the Bank in any year exceed the net profits of that year, as defined, combined with the retained profits for the two preceding years.

Employment Contracts—The Bank has entered into employment contracts with several officers of the Bank whereby such officers would be entitled to a cash payment equal to 2 or 3 years annual compensation, depending on the officer, in the event of a change of control or other specified reasons.

11. EARNINGS PER SHARE

Basic net income per share is based upon the weighted average number of common shares outstanding, net of any treasury shares, while diluted net income per share is based upon the weighted average number of shares of common stock outstanding, net of any treasury shares, after consideration of the potential dilutive effect of common stock equivalents, based upon the treasury stock method using an average market price for the period, and impact of unallocated ESOP shares. Earnings per share and average common shares outstanding for the prior periods have been adjusted to reflect the impact of the second-step conversion and reorganization of the Company, which occurred on December 18, 2009.

The calculated basic and diluted earnings per share ("EPS") are as follows:

	December 31,		
	2010	2009	2008
Numerator – Net Income	$5,444,236	$4,211,401	$2,929,235
Denominators:			
Basic average shares outstanding	6,798,317	7,064,161	7,039,134
Net effect of dilutive common stock equivalents	—	48,365	78,522
Diluted average shares outstanding	6,798,317	7,112,526	7,117,657
Earnings per share:			
Basic	$ 0.80	$ 0.60	$ 0.42
Diluted	$ 0.80	$ 0.59	$ 0.41

At December 31, 2010, 2009 and 2008 there were 587,504, 373,592 and 373,592 outstanding options that were anti-dilutive, respectively.

12. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes that, as of December 31, 2010 and 2009, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2010 and 2009, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Required For Capital Adequacy Purposes		Considered Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010:						
Tangible capital	$86,261,000	10.39%	$12,451,000	1.50%	N/A	N/A
Core capital	86,261,000	10.39	33,203,000	4.00	$49,804,500	6.00%
Tier 1 risk-based capital	86,261,000	19.41	N/A	N/A	26,659,500	6.00
Total risk-based capital	89,779,000	20.21	35,546,000	8.00	44,432,500	10.00
As of December 31, 2009:						
Tangible capital	$82,709,000	10.87%	$10,415,000	1.50%	N/A	N/A
Core capital	82,709,000	10.87	30,440,000	4.00	$40,078,200	6.00%
Tier 1 risk-based capital	82,709,000	18.51	N/A	N/A	26,816,100	6.00
Total risk-based capital	85,907,000	19.22	35,755,000	8.00	44,693,500	10.00

Capital levels at December 31, 2010 and 2009 for the Bank represents only the capital maintained at the Bank level, which is less than the capital of the Company.

Federal banking regulations place certain restrictions on dividends paid by the Bank to the Company. The total dividends that may be paid at any date is generally limited to the earnings of the Bank for the year to date plus retained earnings for the prior two years, net of any prior capital distributions. In addition, dividends paid by the Bank to the Company would be prohibited if the distribution would cause the Bank's capital to be reduced below the applicable minimum capital requirements. For the period ended December 31, 2010 the Bank paid $1,500,000 in dividends to the Company. For the periods ended December 31, 2009 and 2008 the Bank paid $1,200,000 in dividends to the Company.

13. BENEFIT PLANS

401(k) Plan

The Company maintains an approved 401(k) Plan. All employees age 18 and over are eligible to participate in the plan at the beginning of the quarter after hire date. The employees may contribute up to 100% of their compensation, subject to IRS limitations, to the plan with the Company matching one-half of the first eight percent contributed. Full vesting in the plan is prorated equally over a five-year period from the date of employment. The Company's contributions to the 401(k) Plan for the years ended December 31, 2010, 2009 and 2008 were $186,351, $177,729 and $165,879, respectively, and were included as a component of "Salaries and employee benefits" expense.

Deferred Compensation Plans

The Bank maintains a deferred compensation plan whereby certain officers will be provided supplemental retirement benefits for a period of fifteen or twenty years following normal retirement. The benefits under the plan are fully vested for all officers. The Company makes annual contributions, based upon an accrued liability schedule, to a trust for each respective officer organized by the Company to administer the plan so that the amounts required will be provided at the normal retirement dates and thereafter. Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 2013 and 2031. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment, or death. The contributions to the plan for the years ended December 31, 2010, 2009 and 2008 were $441,000, $362,000 and $330,000, respectively, and were included as a component of "Salaries and employee benefits" expense in the statement of income. The accrued liability included as a component of "Other liabilities" in the statement of financial condition was $2,373,500, $1,932,100 and $1,569,900 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Bank maintains a directors' deferred compensation plan whereby directors may defer into a retirement account a portion of their monthly director fees for a specified period to provide a specified amount of income for a period of five to ten years following normal retirement. The Company also accrues the interest cost on the deferred fee obligation so that the amounts required will be provided at the normal retirement dates and thereafter. Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 2010 and 2029. Payments of $25,679 were made from the plan in 2010. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service, or death. At December 31, 2010 and 2009, the accrued deferred compensation liability amounted to approximately $905,603 and $780,531, respectively, and is included as a component of "Other Liabilities" in the statement of financial condition. The contributions to the plan for the years ended December 31, 2010, 2009 and 2008 were $116,513, $135,799 and $100,697, respectively, and were included as a component of "Salaries and employee benefits" expense.

The Bank is the owner and primary beneficiary of insurance policies on the lives of participating officers and directors. Such policies were purchased to informally fund the benefit obligations and to allow the Company to honor its contractual obligations in the event of pre-retirement death of a covered officer or director. Certain of the insurance policies owned by the Bank are policies under which the employee's designated beneficiary is entitled to part of the policy benefits upon the death of the employee. The aggregate cash surrender value of all policies owned by the Company amounted to $14,890,745 and $12,837,789 at December 31, 2010 and 2009.

During 2004, a Deferred Compensation Stock Plan was established creating a rabbi trust to fund benefit plans for certain officers and directors to acquire shares through deferred compensation plans. During the years ended December 31, 2010 and 2009, 1,122 and 1,576 shares of the Company's stock were purchased for $12,208 and $10,704, respectively, at various market prices.

Employee Stock Ownership Plan

In December 2004, the Company established an Employee Stock Ownership Plan ("ESOP") covering all eligible employees as defined by the ESOP. The ESOP is a tax-qualified plan designed to invest primarily in the Company's common stock that provides employees with the opportunity to receive a funded retirement benefit based primarily on the value of the Company's common stock.

To purchase the Company's common stock in December 2004, the ESOP borrowed $3.4 million from the Company to purchase 343,499 shares of the Company's common stock in the initial public offering. The ESOP loan is being repaid principally from the Bank's contributions to the ESOP over a period of up to 15 years. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant can be used to repay the loan. The number of shares released annually is based upon the ratio that the current principal and interest payment bears to the current and all remaining scheduled future principal and interest payments.

To purchase the Company's common stock in December 2009, the ESOP borrowed $2.3 million from the Company to purchase 282,611 shares of the Company's common stock in its second step offering. The ESOP loan is being repaid principally from the Bank's contributions to the ESOP over a period of up to 20 years. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant can be used to repay the loan. The number of shares released annually is based upon the ratio that the current principal and interest payment bears to the current and all remaining scheduled future principal and interest payments.

All shares that have not been released for allocation to participants are held in a suspense account by the ESOP for future allocation as the loan is repaid. Unallocated common stock purchased by the ESOP is recorded as a reduction of stockholders' equity at cost. During the years ended December 31, 2010, 2009 and 2008, the Company recorded an expense related to this plan of approximately $366,309, $169,000 and $215,000, respectively.

Stock Option Plan

A summary of the status of the Company's stock options under the Equity Plan as of December 31, 2010, 2009 and 2008 and changes during the periods ended December 31, 2010, 2009 and 2008 are presented below. The number of options and weighted average exercise price for all periods has been adjusted for the exchange ratio as a result of our second step conversion:

	Year Ended December 31, 2010		Year Ended December 31, 2009		Year Ended December 31, 2008	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the period	373,592	$13.10	373,592	$13.10	377,109	$13.11
Granted	257,010	10.21	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(43,098)	12.03	—	—	(3,517)	13.80
Outstanding at the end of the period	587,504	$11.92	373,592	$13.10	373,592	$13.10
Exercisable at the end of the period	329,354	$13.16	281,244	$13.17	206,526	$13.19
Stock options vested or expected to vest (1)	528,754	$11.92				

(1) Includes vested shares and nonvested shares after a forfeiture rate, which is based upon historical data, is applied.

The weighted average grant date fair value of options granted for the year ended December 31, 2010 was $2.77 per share. The Company did not grant any options during the years ended December 31, 2009 or 2008. No options were exercised during 2010, 2009 or 2008. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2010, 2009 and 2008 was $0.

The following table summarizes all stock options outstanding under the Equity Plan as of December 31, 2010:

Date Issued	Options Outstanding: Number of Shares	Options Outstanding: Weighted Average Exercise Price	Options Outstanding: Weighted Average Remaining Contractual Life (in years)
August 10, 2005	294,127	$13.19	4.6
November 21, 2006	19,784	14.78	5.9
November 20, 2007	31,983	11.32	6.9
August 18, 2010	241,610	10.21	9.6
Total	587,504	$13.16	6.8

At December 31, 2010, there was $680,936 of total unrecognized compensation cost related to options granted under the stock option plans. That cost is expected to be recognized over a weighted average period of 4.6 years.

The compensation expense recognized for the period ended December 31 2010 and 2009 was $91,730 and $105,412, respectively.

Summary of Non-vested Stock Award activity:

	Year Ended December 31, 2010		Year Ended December 31, 2009		Year Ended December 31, 2008	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the period	30,125	$13.19	60,250	$13.19	90,374	$13.19
Issued	99,000	10.21	—	—	—	—
Vested	30,125	13.19	30,125	13.19	30,125	13.19
Forfeited	—	—	—	—	—	—
Outstanding at the end of the period	99,000	$10.21	30,125	$13.19	60,250	$13.19

As of December 31, 2010, there was $934,981 of total unrecognized compensation costs related to nonvested stock awards. That cost is expected to be recognized over a weighted average period of 4.6 years.

The compensation expense recognized for the period ended December 31 2010 and 2009 was $307,599 and $397,425, respectively.

14. FAIR VALUE MEASUREMENT

The Company accounts for fair value measurement in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FASB ASC 820 does not require any new fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. FASB ASC 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). FASB ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. FASB ASC 820 also clarifies the application of fair value measurement in a market that is not active.

FASB ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

In addition, the Company is to disclose the fair value measurements for financial assets on both a recurring and non-recurring basis.

Those assets as of December 31, 2010 which will continue to be measured at fair value on a recurring basis are as follows:

	Category Used for Fair Value Measurement		
	Level 1	Level 2	Level 3
Assets:			
Securities available for sale:			
U.S. Government agencies and mortgage-backed securities	—	$13,404,677	—
State and municipal obligations	—	1,431,381	—
Corporate securities	—	6,403,036	$200
Equity securities	$14,381	—	—
Totals	$14,381	$21,239,094	$200

Those assets as of December 31, 2009 which will continue to be measured at fair value on a recurring basis are as follows:

	Category Used for Fair Value Measurement		
	Level 1	Level 2	Level 3
Assets:			
Securities available for sale:			
U.S. Government agencies and mortgage-backed securities	—	$18,800,704	—
State and municipal obligations	—	1,430,627	—
Corporate securities	—	5,738,292	$200
Equity securities	$16,944	—	—
Totals	$16,944	$25,969,623	$200

In 2008, as a result of general market conditions and the illiquidity in the market for both single issuer and pooled trust preferred securities, management deemed it necessary to shift its market value measurement of each of the trust preferred securities from quoted prices for similar assets (Level 2) to an internally developed discounted cash flow model (Level 3). In arriving at the discount rate used in the model for each issue, the Company determined a trading group of similar securities quoted on the New York Stock Exchange or the NASDAQ over the counter market, based upon its review of market data points, such as Moody's or comparable credit ratings, maturity, price, and yield. The Company indexed the individual securities within the trading group to a comparable interest rate swap (to maturity) in determining the spread. The average spread on the trading group was matched with the individual trust preferred issues based on their comparable credit rating which was then used in arriving at the discount rate input to the model.

The following provides details of the fair value measurement activity for Level 3 for the year ended December 31, 2010:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	Trust Preferred	Total
Balance, January 1, 2010	$200	$200
Total gains (losses), realized/unrealized	—	—
Included in earnings (1)	—	—
Included in accumulated other comprehensive loss	—	—
Purchases, maturities, prepayments and calls, net	—	—
Transfers into Level 3 (2)	—	—
Balance, December 31, 2010	$200	$200

(1) Amount includes an impairment charge on Available For Sale securities reflected in Consolidated Statement of Income

(2) Transfer into level 3 are assumed to occur at the end of the quarter in which they take place.

The following provides details of the fair value measurement activity for Level 3 for the year-ended December 31, 2009:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	Trust Preferred	Total
Balance, January 1, 2009	$ 1,014,180	$ 1,014,180
Total gains (losses), realized/unrealized	—	—
Included in earnings (1)	(1,077,400)	(1,077,400)
Included in accumulated other comprehensive loss	63,420	63,420
Purchases, maturities, prepayments and calls, net	—	—
Transfers into Level 3 (2)	—	—
Balance, December 31, 2009	$ 200	$ 200

(1) Amount includes an impairment charge on Available For Sale securities reflected in Consolidated Statement of Income

(2) Transfer into level 3 are assumed to occur at the end of the quarter in which they take place.

In accordance with the fair value measurement and disclosures topic of the FASB Accounting Standards Codification management assessed whether the volume and level of activity for certain assets have significantly decreased when compared with normal market conditions. The Company concluded that there has been a significant decrease in the volume and level of activity with respect to certain investments included in the corporate debt securities and classified as level 2 in accordance with the framework for fair value measurements. Fair value for such securities is obtained from third party broker quotes. The Company evaluated these values to determine that the quoted price is based on current information that reflects orderly transactions or a valuation technique that reflects market participant assumptions by benchmarking the valuation results and assumptions used against similar securities that are more actively traded in order to assess the reasonableness of the estimated fair values. The fair market value estimates we assign to these securities assume liquidation in an orderly fashion and not under distressed circumstances.

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The Company measures impaired loans, FHLB stock and loans or bank properties transferred into other real estate owned at fair value on a non-recurring basis.

Impaired Loans

The Company considers loans to be impaired when it becomes probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Under FASB ASC 310, collateral dependent impaired loans are valued based on the fair value of the collateral which is based on appraisals. In some cases, adjustments are made to the appraised values for various factors including age of the appraisal, age of the comparables included in the appraisal, and known changes in the market and in the collateral. These adjustments are based upon unobservable inputs, and therefore, the fair value measurement has been categorized as a Level 3 measurement. At December 31, 2010, specific reserves were calculated for impaired loans with a carrying amount of $1,404,000. The collateral underlying these loans had a fair value of $922,000, resulting in specific reserves in the allowance for loan losses of $482,000. No specific reserve was calculated for impaired loans with an aggregate carrying amount of $3,854,000 at December 31, 2010, as the underlying collateral value was not below the carrying amount. At December 31, 2009, specific reserves were calculated for impaired loans with a carrying amount of $1,158,000. The collateral underlying these loans had a fair value of $873,000, resulting in specific reserves in the allowance for loan losses of $285,000. No specific reserve was calculated for impaired loans with an aggregate carrying amount of $687,000 at December 31, 2009, as the underlying collateral value was not below the carrying amount.

Federal Home Loan Bank Stock

The Company holds required equity investments in the stock of Federal Home Loan Bank. Investment in the FHLB stock is evaluated for impairment in accordance with FASB ASC 942-325. These investments may be measured based upon a discounted cash flow model reliant on observable and unobservable inputs, and therefore, the fair value measurement has been categorized as a Level 2 or 3, depending on such inputs used. At December 31, 2010 and 2009, the Company determined that there was no impairment and, therefore, fair value disclosure under the provision of the fair value measurement and disclosures topic is not applicable.

Real Estate Owned

Once an asset is determined to be uncollectible, the underlying collateral is repossessed and reclassified to foreclosed real estate and repossessed assets. These assets are carried at lower of cost or fair value of the collateral, less cost to sell. In some cases, adjustments are made to the appraised values for various factors including age of the appraisal, age of the comparables included in the appraisal, and known changes in the market and in the collateral. These adjustments are based upon unobservable inputs, and therefore, the fair value measurement has been categorized as a Level 3 measurement. At December 31, 2010 and 2009, the Company deemed one loan uncollectible and took possession of the underlying collateral. The collateral underlying the loan had a fair value of $95,000, with an aggregate carrying value of $198,000, triggering a net charge off in 2009 of approximately $101,000.

In accordance with FASB ASC 825-10-50-10, the Company is required to disclose the fair value of financial instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a distressed sale. Fair value is best determined using observable market prices; however for many of the Company's financial instruments no quoted market prices are readily available. In instances where quoted market prices are not readily available, fair value is determined using present value or other techniques appropriate for the particular instrument. These techniques involve some degree of judgment and as a result are not necessarily indicative of the amounts the Company would realize in a current market exchange. Different assumptions or estimation techniques may have a material effect on the estimated fair value.

	December 31, 2010		December 31, 2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$110,865,154	$110,865,154	$ 33,027,710	$ 33,027,710
Investment securities:				
Held to maturity	2,467,418	2,683,725	3,440,275	3,579,611
Available for sale	21,253,675	21,253,675	25,986,767	25,986,767
Loans receivable, net	660,340,007	672,130,581	663,662,808	669,637,682
Federal Home Loan Bank stock	6,271,600	6,271,600	6,148,000	6,148,000
Liabilities:				
NOW and other demand deposit accounts	289,903,528	297,533,528	249,422,646	261,166,646
Passbook savings and club accounts	102,467,025	107,987,025	73,976,828	81,675,828
Certificates	210,963,873	210,964,376	214,022,620	214,202,087
Advances from Federal Home Loan Bank	110,000,000	121,188,927	110,000,000	118,836,690
Junior subordinated debenture	15,464,000	9,278,400	15,464,000	7,732,000

Cash and Cash Equivalents—For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment and Mortgage-Backed Securities—For investment securities, fair values are based on a combination of quoted prices for identical assets in active markets, quoted prices for similar assets in markets that are either actively or not actively traded and pricing models, discounted cash flow methodologies, or similar techniques that may contain unobservable inputs that are supported by little or no market activity and require significant judgment. For investment securities that do not actively trade in the marketplace, (primarily our investment in trust preferred securities of non-publicly traded companies) fair value is obtained from third party broker quotes. The Company evaluates prices from a third party pricing service, third party broker quotes, and from another independent third party valuation source to determine their estimated fair value. These quotes are benchmarked against similar securities that are more actively traded in order to assess the reasonableness of the estimated fair values. The fair market value estimates we assign to these securities assume liquidation in an orderly fashion and not under distressed circumstances. For securities classified as available for sale the changes in fair value are reflected in the carrying value of the asset and are shown as a separate component of stockholders' equity.

Loans Receivable—Net— The fair value of loans receivable is estimated based on the present value using discounted cash flows based on estimated market discount rates at which similar loans would be made to borrowers and reflect similar credit ratings and interest rate risk for the same remaining maturities.

Federal Home Loan Bank (FHLB) Stock— Although FHLB stock is an equity interest in an FHLB, it is carried at cost because it does not have a readily determinable fair value as its ownership is restricted and it lacks a market. While certain conditions are noted that required management to evaluate the stock for impairment, it is currently probable that the Company will realize its cost basis. Management concluded that no impairment existed as of December 31, 2010 and 2009. The estimated fair value approximates the carrying amount.

NOW and Other Demand Deposit, Passbook Savings and Club, and Certificates Accounts—The fair value of NOW and other demand deposit accounts and passbook savings and club accounts is the amount payable on demand at the reporting date. The fair value of certificates is estimated by discounting future cash flows using interest rates currently offered on certificates with similar remaining maturities.

Advances from FHLB—The fair value was estimated by determining the cost or benefit for early termination of each individual borrowing.

Junior Subordinated Debenture—The fair value was estimated by discounting approximate cash flows of the borrowings by yields estimating the fair value of similar issues.

Commitments to Extend Credit and Letters of Credit—The majority of the Bank's commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by either the Bank or the borrower, they only have value to the Bank and the borrower. The estimated fair value approximates the recorded deferred fee amounts, which are not significant.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2010 and 2009. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2010 and 2009, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

15. REAL ESTATE OWNED

Summary of Real Estate Owned Activity:

	Residential Property	Total
Balance, January 1, 2010	$97,500	$97,500
Transfers into Real Estate Owne	—	—
Sales of Real Estate Owned	—	—
Balance, December 31, 2010	$97,500	$97,500

16. RELATED PARTY TRANSACTION

The Company did not engage in transactions with related parties outside of those discussed in footnote 4 for any periods presented.

17. PARENT ONLY FINANCIAL INFORMATION

The following are the condensed financial statements for Ocean Shore Holding Co. (Parent company):

	December 31,	
	2010	2009
CONDENSED STATEMENTS OF FINANCIAL CONDITION—PARENT ONLY		
Assets:		
Cash and cash equivalents	$ 1,309,544	$ 1,104,980
Investment securities	7,102,002	8,404,714
Investment in subsidiary	87,040,174	83,292,784
Other assets	20,894,990	19,996,025
Total assets	$116,346,710	$112,798,503
Liabilities:		
Securities sold under agreements to repurchase	$ —	$ —
Junior subordinated debenture	15,464,000	15,464,000
Other liabilities	329,193	—
Total liabilities	15,793,193	15,464,000
Stockholders' equity	100,533,517	97,334,503
Total liabilities and stockholders' equity	$116,326,710	$112,798,503

	Years Ended December 31,		
	2010	2009	2008
CONDENSED STATEMENTS OF INCOME—PARENT ONLY			
Interest income	$ 897,594	$ 775,412	$ 1,012,956
Interest expense	1,340,729	1,340,729	1,407,160
Net interest loss	(443,135)	(565,317)	(394,204)
Impairment charges on AFS securities	—	1,077,400	1,922,400
Other expenses	170,283	159,562	185,769
Loss before income tax benefit and equity in undistributed earnings in subsidiary	(613,418)	(1,802,279)	(2,502,373)
Income tax	(208,562)	(612,775)	(850,807)
Loss before equity in undistributed earnings in subsidiary	(404,856)	(1,189,504)	(1,651,566)
Equity in undistributed earnings of subsidiary	5,849,092	5,400,905	4,580,802
Net income	$5,444,236	$ 4,211,401	$ 2,929,235

	Years Ended December 31,		
	2010	2009	2008
CONDENSED STATEMENTS OF CASH FLOWS—PARENT ONLY			
OPERATING ACTIVITIES:			
Net income	$ 5,444,236	$ 4,211,401	$ 2,929,235
Equity in undistributed earnings in subsidiary	(5,849,092)	(5,400,905)	(4,580,802)
Impairment charges on AFS securities	—	1,077,400	1,922,400
Net amortization of investment premiums/discounts	8,075	12,246	10,978
Changes in assets and liabilities which provided (used) cash:			
Accrued interest receivable	5,403	10,643	70,731
Prepaid expenses and other assets	(1,636,715)	(12,160,100)	(892,260)
Accrued interest payable	—	—	(3,413)
Other liabilities	648,163	(259,496)	(679,101)
Intercompany payables	1,402	(3,032,813)	3,032,474
Net cash (provided by) used in operating activities	(1,378,528)	(15,541,624)	1,810,242
INVESTING ACTIVITIES:			
Principal repayment of mortgage backed securities held to maturity	562,154	537,431	340,842
Principal repayment of mortgage backed securities available for sale	1,115,629	1,524,575	1,100,962
ESOP loan to Ocean City Home Bank	—	(2,260,888)	—
Principal payments on ESOP loan	281,706	192,015	182,079
Purchase of investment securities available for sale	—	—	—
Proceeds from call of investment securities available for sale	—	—	—
Net cash (used in) provided by investing activities	1,959,489	(6,867)	1,623,883
FINANCING ACTIVITIES:			
Decreases (increases) in securities sold under repurchase agreements	—	—	(3,000,000)
Stock retirement	(115,208)	(97,022)	(392,389)
Proceeds from issuance of common stock	(15,998)	30,521,254	—
Capital contribution to subsidiary	7,999	(15,260,627)	—
Dividends received	1,500,000	1,219,162	1,200,000
Dividends paid	(1,753,190)	(711,880)	(535,654)
Net cash provided by (used in) financing activities	(376,397)	15,670,887	(2,728,043)
Net increase in cash & cash equivalents	204,564	122,396	706,082
Cash and cash equivalents—beginning	1,104,980	982,584	276,502
Cash and cash equivalents—ending	$ 1,309,544	$ 1,104,980	$ 982,584

18. SECOND STEP CONVERSION

On December 18, 2009, the Company completed the "second step" conversion of Ocean City Home Bank from the mutual holding company to the stock holding company form of organization pursuant to a Plan of Conversion and Reorganization. Upon completion of the Conversion, Ocean Shore Holding became the holding company for the Bank and owns all of the issued and outstanding shares of the Bank's common stock. In connection with the Conversion, 4,186,250 shares of common stock, par value $0.01 per share, of Ocean Shore Holding (the "Common Stock") were sold in subscription, community and syndicated community offerings to certain depositors and borrowers of the Bank and other investors for $8.00 per share, or $33.49 million in the aggregate. In addition and in accordance with the Plan, approximately 3,121,868 shares of Common Stock (without taking into consideration cash issued in lieu of fractional shares) were issued in exchange for the outstanding shares of common stock of Ocean Shore Holding Co., the former mid-tier holding company for the Bank, held by persons other than OC Financial MHC. Each share of common stock of Ocean Shore Holding Co. was converted into the right to receive 0.8793 shares of Common Stock in the Conversion. Treasury stock held was retired.

19. SUBSEQUENT EVENTS

On February 15, 2011, the Company, White Horse Acquisition Corp. and CBHC Financialcorp, Inc. ("CBHC") entered into an Agreement and Plan of Merger under which the Company will acquire CBHC. Under the terms of the agreement, which has been unanimously approved by the boards of directors of both companies, stockholders of CBHC will receive $15.50 in cash for each share they hold. The total cost of the transaction is expected to be approximately $11.9 million. CBHC is the holding company for Select Bank, a federally chartered savings bank located in Egg Harbor City, New Jersey with $135 million in assets. Following the acquisition of CBHC, Select Bank will be merged into Ocean City Home Bank. The merger is subject to certain conditions, including the approval of the stockholders of CBHC and receipt of regulatory approval. The merger is expected to be completed in the third quarter of 2011.

20. QUARTERLY FINANCIAL DATA (unaudited)

	Quarter Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(Dollars in thousands)			
Total interest income	$9,505	$9,494	$9,447	$9,270
Total interest expense	3,524	3,441	3,506	3,357
Net interest income	5,981	6,053	5,941	5,913
Provision for loan losses	152	540	125	76
Net interest income after provision for loan losses	5,829	5,513	5,816	5,837
Other income	807	886	836	874
Impairment charge on AFS securities	—	—	—	—
Other expense	4,452	4,375	4,319	4,377
Income before income taxes	2,184	2,024	2,333	2,334
Income taxes	848	785	892	906
Net income	$1,336	$1,239	$1,441	$1,428
Earnings per share basic (1)	$ 0.20	$ 0.18	$ 0.21	$ 0.21
Earnings per share diluted (1)	$ 0.20	$ 0.18	$ 0.21	$ 0.21

	Quarter Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(Dollars in thousands)			
Total interest income	$8,992	$9,145	$9,502	$9,586
Total interest expense	3,841	3,766	3,745	3,686
Net interest income	5,151	5,379	5,757	5,900
Provision for loan losses	152	252	490	357
Net interest income after provision for loan losses	4,999	5,127	5,267	5,543
Other income	693	771	790	854
Impairment charge on AFS securities	486	592	—	—
Other expense	3,747	4,206	3,939	4,248
Income before income taxes	1,459	1,100	2,118	2,149
Income taxes	546	429	805	835
Net income	$ 913	$ 671	$1,313	$1,314
Earnings per share basic (1)	$ 0.13*	$ 0.10*	$ 0.19*	$ 0.19
Earnings per share diluted (1)	$ 0.13*	$ 0.09*	$ 0.18*	$ 0.19

* Earnings per share and all common share amounts for prior periods have been adjusted to reflect the impact of the second-step conversion and reorganization completed December 18, 2009.

******

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

(b) Internal Controls over Financial Reporting

Management's annual report on internal control over financial reporting is located on page 48 of this Form 10-K.

(c) Changes to Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to the directors and officers of Ocean Shore Holding, information regarding compliance with Section 16(a) of the Exchange Act and information regarding the audit committee and audit committee financial expert is incorporated herein by reference to Ocean Shore Holding's Proxy Statement for the 2011 Annual Meeting of Stockholders and to Part I, Item 1, *"Business — Executive Officers of the Registrant"* to this Annual Report on Form 10-K.

Ocean Shore Holding has adopted a code of ethics that applies to its principal executive officer, the principal financial officer and principal accounting officer. This code is incorporated herein by reference to Exhibit 14.0 to Ocean Shore Holding's Annual Report on Form 10-K for the year ended December 31, 2004.

ITEM 11. EXECUTIVE COMPENSATION

The information regarding executive compensation is incorporated herein by reference to Ocean Shore Holding's Proxy Statement for the 2011 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in Ocean Shore Holding's Proxy Statement for the 2011 Annual Meeting of Stockholders.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in Ocean Shore Holding's Proxy Statement for the 2011 Annual Meeting of Stockholders.

(c) Changes in Control

Management of Ocean Shore Holding knows of no arrangements, including any pledge by any person or securities of Ocean Shore Holding, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

The following table sets forth information as of December 31, 2010 about Company common stock that may be issued upon the exercise of options under the Ocean Shore Holding Co. 2005 Equity Incentive Plan. The plan was approved by the Company's stockholders.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	587,856	$11.92	142,956
Equity compensation plans not approved by security holders	—	—	—
Total			

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information relating to certain relationships and related transactions and director independence is incorporated herein by reference to Ocean Shore Holding's Proxy Statement for the 2011 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the principal accountant fees and expenses is incorporated herein by reference to Ocean Shore Holding's Proxy Statement for the 2011 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(1) The financial statements required in response to this item are incorporated by reference from Item 8 of this report.

(2) All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

Exhibit No.	Description	Incorporated by Reference to:
3.1	Certificate of Incorporation of Ocean Shore Holding Co.	Exhibit 3.1 to Registration Statement on Form S-1 (File No. 333-153454), as amended, initially filed on September 12, 2008.
3.2	Bylaws of Ocean Shore Holding Co.	Exhibit 3.2 to Registration Statement on Form S-1 (File No. 333-153454), as amended, initially filed on September 12, 2008.
4.1	No long-term debt instrument issued by Ocean Shore Holding Co. exceeds 10% of consolidated assets or is registered. In accordance with paragraph 4(iii) of Item 601(b) of Regulation S-K, Ocean Shore Holding Co. will furnish the Securities and Exchange Commission copies of long-term debt instruments and related agreements upon request	
10.1*	Amended and Restated Employment Agreement by and between Ocean Shore Holding Co., Ocean City Home Bank and Steven E. Brady	Exhibit 10.1 to Form 10-K for the year ended December 31, 2008, SEC File No. 000-51000.
10.2*	Amended and Restated Salary Continuation Agreement by and between Ocean City Home Bank and Steven E. Brady	Exhibit 10.0 to Form 10-Q for the quarter ended June 30, 2008, SEC File No 000-51000.
10.3*	Salary Continuation Agreement by and between Ocean City Home Bank and Kim M. Davidson and all amendments thereto	Exhibit 10.1 to Form 8-K filed on April 22, 2010, SEC File No. 000-53856.
10.4*	Salary Continuation Agreement by and between Ocean City Home Bank and Anthony J. Rizzotte and all amendments thereto	Exhibit 10.9 to Registration Statement on Form S-1 (File No. 333-118597), as amended, initially filed on August 27, 2004.
10.5*	Split Dollar Life Insurance Agreement by and between Ocean City Home Bank and Steven E. Brady	Exhibit 10.10 to Registration Statement on Form S-1 (File No. 333-118597), as amended, initially filed on August 27, 2004.
10.6*	Split Dollar Life Insurance Agreement by and between Ocean City Home Bank and Kim M. Davidson	Exhibit 10.2 to Form 8-K filed on April 22, 2010, SEC File No. 000-53856.
10.7*	Split Dollar Life Insurance Agreement by and between Ocean City Home Bank and Anthony J. Rizzotte	Exhibit 10.11 to Registration Statement on Form S-1 (File No. 333-118597), as amended, initially filed on August 27, 2004.

Exhibit No.	Description	Incorporated by Reference to:
10.8*	Amended and Restated Change in Control Agreement by and between Ocean City Home Bank and Anthony J. Rizzotte	Exhibit 10.6 to Form 10-K for the year ended December 31, 2008, SEC File No. 000-51000.
10.9*	Amended and Restated Change in Control Agreement by and between Ocean City Home Bank and Donald Morgenweck	Exhibit 10.7 to Form 10-K for the year ended December 31, 2008, SEC File No. 000-51000.
10.10*	Amended and Restated Change in Control Agreement by and between Ocean City Home Bank and Kim M. Davidson	Exhibit 10.8 to Form 10-K for the year ended December 31, 2008, SEC File No. 000-51000.
10.11*	Amended and Restated Change in Control Agreement by and between Ocean City Home Bank and Janet Bossi)	Exhibit 10.9 to Form 10-K for the year ended December 31, 2008, SEC File No. 000-51000.
10.12*	Amended and Restated Change in Control Agreement by and between Ocean City Home Bank and Paul Esposito	Exhibit 10.10 to Form 10-K for the year ended December 31, 2008, SEC File No. 000-51000.
10.13*	Amended and Restated Ocean City Home Bank Directors' Deferred Compensation Plan	Exhibit 10.11 to Form 10-K for the year ended December 31, 2008, SEC File No. 000-51000.
10.14*	Ocean City Home Bank Director and Executive Life Insurance Plan	Exhibit 10.12 to Registration Statement on Form S-1 (File No. 333-118597), as amended, initially filed on August 27, 2004.
10.15*	Amended and Restated Ocean City Home Bank Supplemental Executive Retirement Plan	Exhibit 10.13 to Form 10-K for the year ended December 31, 2008, SEC File No. 000-51000.
10.16	Amended and Restated Ocean City Home Bank Change in Control Severance Compensation Plan	Exhibit 10.14 to Form 10-K for the year ended December 31, 2008, SEC File No. 000-51000.
10.17*	Ocean City Home Bank Stock-Based Deferred Compensation Plan, as amended	Exhibit 10.15 to Form 10-K for the year ended December 31, 2008, SEC File No. 000-51000.
10.18*	Ocean Shore Holding Co. 2005 Equity Incentive Plan	Appendix A to definitive Proxy Statement filed on June 7, 2005, SEC File No. 000-51000.
10.19*	Ocean Shore Holding Co. 2010 Equity Incentive Plan	Appendix A to definitive Proxy Statement filed on May 19, 2010, SEC File No. 000-51000.
10.20*	Form of Restricted Stock Award Agreement, Form of Non-Statutory Stock Option Award Agreement, and Form of Incentive Stock Option Award Agreement for the Ocean Shore Holding Co. 2005 Equity Incentive Plan	Exhibit 10 to Registration Statement on Form S-8 (File No. 333-121595) filed on August 15, 2005.
10.21*	Form of Incentive Stock Option Award Agreement	Exhibit 99.2 to Registration Statement on Form S-8 (File No. 333-168525) filed on August 4, 2010.
10.22*	Form of Non-Statutory Stock Option Award Agreement	Exhibit 99.3 to Registration Statement on Form S-8 (File No. 333-168525) filed on August 4, 2010).
10.23*	Form of Restricted Stock Award Agreement	Exhibit 99.4 to Registration Statement on Form S-8 (File No. 333-168525) filed on August 4, 2010.

Exhibit No.	Description	Incorporated by Reference to:
14	Code of Ethics and Business Conduct	Exhibit 14.0 to Form 10-K for the year ended December 31, 2004, SEC File No. 000-51000.
21	Subsidiaries	Exhibit 21.0 to Form 10-K for the year ended December 31, 2009, SEC File No. 000-53856.
23	Consent of Deloitte & Touche LLP	
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	
32	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer	

* Management contract or compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN SHORE HOLDING CO.

Date: March 21, 2011

By: /s/ STEVEN E. BRADY
Steven E. Brady
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ STEVEN E. BRADY **Steven E. Brady**	President, Chief Executive Officer (principal executive officer)	March 21, 2011
/s/ DONALD F. MORGENWECK **Donald F. Morgenweck**	Senior Vice President and Chief Financial Officer (principal accounting and financial officer)	March 21, 2011
/s/ FREDERICK G. DALZELL, M.D **Frederick G. Dalzell, M.D.**	Director	March 21, 2011
/s/ CHRISTOPHER J. FORD **Christopher J. Ford**	Director	March 21, 2011
/s/ DOROTHY F. MCCROSSON, ESQ. **Dorothy F. McCrosson, Esq.**	Director	March 21, 2011
/s/ ROBERT A. PREVITI, ED.D. **Robert A. Previti, Ed.D.**	Director	March 21, 2011
/s/ JOHN L. VAN DUYNE, JR. **John L. Van Duyne, Jr.**	Director	March 21, 2011
/s/ SAMUEL R. YOUNG **Samuel R. Young**	Director	March 21, 2011

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Ocean City Home Bank Officers and Directors

Board of Directors

SHAREHOLDER INFORMATION

2010 Annual Meeting:

An annual meeting of shareholders will be held on May 18, 2011 at the Flanders Hotel, 719 E. 11th Street, Ocean City, New Jersey.

Stock Listing:
NASDAQ, under the symbol "OSHC"

Registrar and Stock Transfer Agent:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-456-0596

Investor Relations Contact:
1001 Asbury Avenue
Ocean City, NJ 08226
Donald F. Morgenweck
1-800-771-7990; ext. 1101
Kim M. Davidson
1-800-771-7990; ext. 1104

Independent Certified Public Accountant:
Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103

Regulatory Counsel:
Kilpatrick Townsend & Stockton LLP
Suite 900, 607 14th Street N.W.
Washington, DC 20005-2018

Local Counsel:
McCrosson & Stanton P.C.
200 Asbury Avenue
Ocean City, NJ 08226

Web Site: www.ochome.com. The Investor Relations portion of our website includes current and archived press releases, shareholder information, officer and director listings, corporate governance information and SEC filing links.


OCEAN SHORE
HOLDING CO.





The Ventnor Water Works building is featured on the cover of this report.

Ocean City Home Bank's Ventnor branch office (left) was modeled after the historic Ventnor Water Works building.

OCEAN SHORE HOLDING CO.

800-771-7990

www.ochome.com

BRANCH LOCATIONS:

105 Roosevelt Boulevard
Marmora, NJ 08223

1184 Ocean Heights Avenue
Egg Harbor Township, NJ 08234

9219 Atlantic Avenue
Margate, NJ 08402

317 South Pitney Road
Galloway, NJ 08205

5401 Harding Highway
Mays Landing, NJ 08330

3100 Hingston Avenue
Egg Harbor Township, NJ 08234

1001 Asbury Avenue
Ocean City, NJ 08226

6302 Ventnor Avenue
Ventnor, NJ 08406

778 White Horse Pike
Abescon, NJ 08201

1777 New Road
Linwood, NJ 08221